# JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

06018712

Direct Number: (216) 586-7314
kjcorrigan@jonesday.com

JP412523:1418885
930210-005011

November 20, 2006

File No. 82-3349

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street NE
Washington, DC 20549

SUPPL

Re: Bespak plc -- Submission Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 -- SEC File No. 82-3349

Ladies and Gentlemen:

We are submitting the following information to the Securities and Exchange Commission (the "Commission") on behalf of Bespak plc (the "Company"), a corporation organized under the laws of England, in order for it to continue to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Attached hereto are documents furnished pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, of the information that, since its prior submission, the Company has:

1. made public pursuant to the laws of England;

2. filed with the London Stock Exchange and which was made public by such exchange; or

3. distributed to its security holders.

PROCESSED
NOV 28 2006
THOMSON
FINANCIAL

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of these documents.

Please note that a list identifying information of the type referenced above and stating when and by whom it is required to be made public pursuant to the laws of England, filed with any exchange or distributed to security holders was attached as Schedule II to the Company's initial submission to the Commission dated July 16, 1992.

CLI-1469335v1

We believe that this letter and the enclosed documents satisfy the ongoing reporting requirements indicated in subparagraph (b)(1)(iii) of Rule 12g3-2 under the Exchange Act and we respectfully request that this submission be duly recorded. If you have any questions or require any additional information, please contact me at 216-586-7314.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Karen J. Corrigan

cc: Ms. Jenny Owen (Bespak plc) (w/o enc.)
Ms. Elizabeth Robertson (Jones Day - London) (w/o enc.)
Mr. Louis Rorimer (Jones Day – Cleveland) (w/o encl)

# Bespak PLC - Holding(s) in Company

Bespak PLC
22 May 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bespak plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:

| | |
|---|---|
| BNY Norwich Union Nominees Limited | 209,966* |
| Chase GA Group Nominees Limited | 612,950* |
| Chase Nominees Limited | 29,173* |
| CUIM Nominee Limited | 187,211* |
| Vidacos Nominees Limited | 14,816* |

* denotes beneficial interest

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

252,629

8. Percentage of issued class

0.90%

9. Class of security

Ordinary GBP0.10 shares

10. Date of transaction

17 May 2006

11. Date company informed

22 May 2006

12. Total holding following this notification

1,054,116*

* beneficial interest only

13. Total percentage holding of issued class following this notification

3.76%

14. Any additional information

Figures are based on shares in issue of 28,020,568

15. Name of contact and telephone number for queries

Jenny Owen
Tel: 01908 552600

16. Name and signature of authorised company official responsible for making this notification

Jenny Owen

Date of notification

22 May 2006

# Bespak PLC - Holding(s) in Company

Bespak PLC
30 May 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BESPAK PLC

2. Name of shareholder having a major interest

BARCLAYS PLC THROUGH THE ENTITIES LISTED UNDER 4 BELOW

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

n/a

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| Legal Entity | Holding | Percentage Held |
|---|---|---|
| Barclays Global Investors Ltd | 938,022 | 3.3476 |
| Barclays Life Assurance Co Ltd | 85,443 | 0.3049 |
| Gerrard Ltd | 10,100 | 0.360 |
| Barclays Capital Securities Ltd | 89,338 | 0.3188 |
| Group Holding | 1,122,903 | 4.0073 |

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

10p ordinary

10. Date of transaction

22 May 2006

11. Date company informed

30 May 2006

12. Total holding following this notification

1,122.903

13. Total percentage holding of issued class following this notification

4.0073

14. Any additional information

15. Name of contact and telephone number for queries

Jenny Owen
01908 525211

16. Name and signature of authorised company official responsible for making this notification

Company Secretary

Date of notification

30 May 2006

investegate
a Financial Express and Incisive Media partnership

# Bespak PLC - Directorate Change

Bespak PLC
02 June 2006

Bespak plc

Paul Boughton appointed Executive Director

Bespak plc ('Bespak'), a leader in the design and manufacture of medical devices for inhaled drug delivery and anaesthesia, is pleased to announce the appointment of Paul Boughton as Executive Director.

Paul joined Bespak in August 2005 as Corporate Development Director. Prior to that he was Business Development Director, and a member of the Board of Spectris plc. He is currently a non-executive director of Raymarine plc where he also chairs the audit committee. He was a non-executive director of London Bridge Software plc from 1999 to 2004.

Age 50, Paul has extensive financial and business development experience gained over 20 years in the area of high-tech manufacturing. Having graduated with a degree in business economics, Paul qualified as a chartered accountant with Deloitte Haskins & Sells before moving into industry.

Commenting on this appointment, John Robinson, Chairman, said:

'I am delighted to welcome Paul to the Board of Bespak. He has already made a significant contribution to the development of our business, and with his extensive and relevant experience I look forward to his contribution to the Board.'

Paul Boughton said:

'I am delighted to be joining the Board at such an exciting time for Bespak. The acquisition of King Systems has significantly diversified our revenues and provides an additional platform for growth, while the recently launched Exubera (R) device is the first to deliver inhaled insulin. I look forward to continuing to work closely with Mark Throdahl and the management team to help shape Bespak for continuing success.'

In accordance with Listing Rule 9.6.15, it is confirmed that there are no details to be disclosed pursuant to Listing Rule 9.6.13.

For further information please contact:

Bespak
John Robinson, Chairman Tel: +44 (0)20 7960 6320
Mark Throdahl, Chief Executive Tel: + 44 (0)1908 552600

Maitland
Brian Hudspith or Liz Morley Tel: +44 (0)20 7379 5151

Bespak plc is a leader in specialty medical devices, developing delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings.

The company develops and manufactures a range of devices including metered dose inhalers, dry powder devices, actuators, compliance aids, disposable facemasks, breathing circuits and laryngeal tubes. The group holds the 2005 Frost & Sullivan Award for Technology Innovation and has facilities in King's Lynn and Milton Keynes in the UK, in Indianapolis, Indiana and Kent, Ohio, in the US and in Mumbai, India. Bespak is a public company quoted on the full list of the London Stock Exchange (LSE: BPK).

# Bespak PLC - Facility Visit

Bespak PLC
20 June 2006

Bespak hosts visit for major investors and sector analysts

Bespak plc ('Bespak'), a leader in the design and manufacture of medical devices for inhaled drug delivery and anaesthesia, is hosting a visit for major investors and sector analysts to its manufacturing facility in Milton Keynes on Wednesday 21 June 2006.

The purpose of the visit is to provide investors and analysts with:

- an overview of Bespak's business strategy;
- an opportunity to meet with senior and operational management from the UK and US;
- a presentation by the new general manager of King Systems, which Bespak acquired last December; and
- a tour of Bespak's manufacturing facility to see the production of the new Exubera(R) device.

The Company is in close period prior to the announcement of its preliminary results on 12 July 2006.

For further information please contact:

Bespak
Mark Throdahl, Chief Executive Tel: +44 (0)1908 552600
Martin Hopcroft, Group Finance Director

Maitland
Brian Hudspith or Liz Morley Tel: +44 (0)20 7379 5151

Bespak plc is a leader in specialty medical devices, developing delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings.

The company develops and manufactures a range of devices including metered dose inhalers, dry powder devices, actuators, compliance aids, disposable facemasks, breathing circuits and laryngeal tubes. The group holds the 2005 Frost & Sullivan Award for Technology Innovation and has facilities in King's Lynn and Milton Keynes in the UK, in Indianapolis, Indiana and Kent, Ohio, in the US and in Mumbai, India. Bespak is a public company quoted on the full list of the London Stock Exchange (LSE: BPK).

investegate

a Financial Express and Incisive Media partnership

# Bespak PLC - Holding(s) in Company

Bespak PLC
28 June 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

   Bespak plc

2. Name of shareholder having a major interest

   Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

   | | |
   |---|---|
   | Morley Fund Management Ltd | |
   | BNY Norwich Union Nominees Limited | 172,968* |
   | Chase GA Group Nominees Limited | 463,295* |
   | Chase Nominees Limited | 29,173* |
   | CUIM Nominee Limited | 148,689* |
   | Vidacos Nominees Limited | 14,816* |

   *denotes beneficial interest

5. Number of shares/amount of stock acquired

   n/a

6. Percentage of issued class

   n/a

7. Number of shares/amount of stock disposed

   104,862

8. Percentage of issued class

   0.37%

9. Class of security

   Ordinary GBP 0.10 shares

10. Date of transaction

    27 June 2006

11. Date Company informed

    28 June 2006

12. Total following this notification

    828,941*

    * beneficial interest only

13. Total percentage holding of issued class following this notification

2.96%

14. Any additional information

Figures are based on shares in issue of 28.020,568

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211

Date of Notification 28 June 2006

# Bespak PLC - Holding(s) in Company

Bespak PLC
30 June 2006

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

   Bespak plc

2. Name of shareholder having a major interest

   Barclays plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

| | | |
|---|---|---|
| Barclays Bank plc | | |
| Barclays Capital Securities Ltd | 186,143 | 0.6643% |
| Barclays Life Assurance Co Ltd | 101,295 | 0.3615% |
| Gerrard Ltd | 10,100 | 0.360% |
| Barclays Global Investors Ltd | 1,177,619 | 4.2027% |
| Group Holding | 1,475,157 | 5.2645% |
| | | |
| CUIM Nominee Limited | 148,689 | |

5. Number of shares/amount of stock acquired

   n/a

6. Percentage of issued class

   n/a

7. Number of shares/amount of stock disposed

   n/a

8. Percentage of issued class

   n/a

9. Class of security

   Ordinary GBP 0.10 shares

10. Date of transaction

    27 June 2006

11. Date Company informed

    30 June 2006

12. Total following this notification

    1,475,157

13. Total percentage holding of issued class following this notification

    5.2645%

14. Any additional information

Figures are based on shares in issue of 28.020,568

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211

Date of Notification 28 June 2006

# Bespak PLC - Final Results

Bespak PLC
12 July 2006

Bespak plc
Preliminary results for the 52 weeks ended 29 April 2006
An excellent year

Bespak plc (LSE: BPK), a leader in devices for inhaled drug delivery and anaesthesia, today announces its preliminary results for the 52 weeks ended 29 April 2006.

HIGHLIGHTS

- Revenue up 17% to £93.1m (2005: £79.4m).
- Profit before tax and special items up 24% to £13.5m (2005: £10.9m).
- Profit before tax increased to £13.7m (2005: £4.8m).
- Cash generated from operations up 25% to £17.8m (2005: £14.2m).
- Diluted earnings per share before special items up 15% to 35.4p (2005: 30.9p).
- Diluted earnings per share increased to 37.3p (2005: 8.5p).
- Final dividend maintained at 12.1p per share (2005: 12.1p), making full year dividend of 19.1p per share (2005: 19.1p).
- Exubera(R) for diabetes launched and inhalation device in production.
- Successful acquisition in December 2005 of King Systems, a specialist in single-use breathing circuits, face masks and laryngeal tubes for use in surgery and critical care settings, reduces dependence on pharmaceutical approvals.

Mark Throdahl, Bespak's Chief Executive, commented:

'Last year was excellent for Bespak. Performance in our core businesses in inhaled drug delivery exceeded expectations; Exubera(R), the first inhaled drug for diabetes was approved, providing a significant market opportunity; and King Systems was acquired and successfully integrated. We look forward with confidence.'

For further information, please contact:
Bespak plc Tel: +44 (0) 1908 525241
Mark Throdahl - Chief Executive
Martin Hopcroft - Group Finance Director

Maitland Tel: +44 (0) 207 3795151
Brian Hudspith
Elizabeth Morley

About Bespak plc
Bespak, a leader in devices for inhaled drug delivery and anaesthesia, develops delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings. Bespak's product range includes metered dose and dry powder inhalers, actuators, inflation valves, breathing circuits, disposable face masks and laryngeal tubes. The group, which has facilities in King's Lynn and Milton Keynes in the UK and Indianapolis, Indiana and Kent, Ohio, in the US, is quoted on the Official List of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

OVERVIEW

Bespak's financial year ending 29 April 2006 was excellent. All our core businesses performed ahead of plan. Exubera(R), the first inhaled drug for diabetes, was approved, opening up significant annual sales potential. The Company acquired King Systems in December and delivered the first step of its strategy to reduce its dependency on pharmaceutical approvals.

Revenue, operating profit and diluted earnings per share all increased at double digit rates. Revenue increased by 17% to £93.1 million (2005: £79.4 million), operating profit before special items increased by 34% to £14.2 million (2005: £10.6 million), and diluted earnings per share before special items increased by 15% to 35.4p (2005: 30.9p). This strong financial performance was driven by growth in metered dose inhalation (MDI) valves, the commencement of manufacturing of the Exubera(R) inhaler, and the impact of the King Systems acquisition which from December 2005 contributed £11.1 million of sales.

The Board has proposed a final dividend of 12.1p per share (2005: 12.1p), making a full year dividend of 19.1p per share (2005: 19.1p). This is supported by the Group's strong operating cash flow during the year, which increased 25% to £17.8 million (2005: £14.2 million). Net debt as at 29 April was £27.8 million (2005: £17.4 million net cash), reflecting the impact of new borrowings to finance the King acquisition and payment of a one-off contribution of £9.0 million to the pension scheme.

In June, Bespak received an unprecedented three awards from the British Plastics Federation, which recognised our position as a world-class manufacturer of disposable medical devices. The Company won 'Best Health & Safety Programme,' 'Best Environmental or Energy Efficiency Programme' and the coveted 'Processor of the Year' awards. The citation described Bespak as 'an extremely well-run multinational operation that has built an enviable business reputation through strong product niches that have enabled it to continue to strongly grow its business'.

OPERATIONAL REVIEW

Last year, we articulated a strategy to build a consistent revenue and earnings track record. We aim to achieve this goal through organic growth, selective acquisitions and three competencies - Six Sigma manufacturing, proprietary development processes, and high-performance culture - which we will apply to our own existing businesses and bring to future acquisitions. We said that we would broaden the Group's customer base beyond pharmaceutical companies and reduce our dependency on lengthy development programmes which make growth difficult to forecast. We said that the anticipated approval of Exubera(R) for diabetes would have a significant impact on the Group.

These things have happened. Our Inhaled Drug Delivery business delivered double-digit sales growth in MDI valves and benefited from first production of the Exubera(R) inhaler. We delivered the first step of our diversification strategy by acquiring King Systems, which has been successfully integrated. Our Six Sigma programme delivered substantial savings and is creating a high performance culture at Bespak.

Having acquired King Systems, we now have three business segments: Inhaled Drug Delivery, Anaesthesia & Respiratory Care, and Consumer Dispensers.

Inhaled Drug Delivery

Bespak's Inhaled Drug Delivery segment consists of Respiratory and Device & Manufacturing Services, which are product groups with common customers, similar financial returns and shared facilities in King's Lynn and Milton Keynes. Sales increased by 3% to £76.5 million (2005: £74.0 million) as a result of increased volumes of HFA valves to European customers and the commencement of manufacturing of the Exubera(R) inhaler, partially offset by the loss of revenue from the closure of our North Carolina facility in September 2005. Respiratory sales increased by 7% to £43.2 million (2005: £40.2 million) whilst Device & Manufacturing Services sales decreased by 1% to £33.3 million (2005: £33.8 million). Operating profit before special items increased by 13% to £13.1 million (2005: £11.6 million), reflecting improved margins.

Respiratory

Bespak develops, manufactures and sells proprietary inhalation devices, including MDI valves, actuators and accessories to deliver pharmaceuticals to the lungs and nose. These products, which are based on Bespak's extensive intellectual property portfolio, play a critical role in the delivery system for drugs treating asthma and chronic obstructive pulmonary disease (COPD). MDI valves typically are customised and sole-sourced for each drug. Switching costs

are extremely high, and we sell the products as long as the drug is marketed.

Two drivers in the MDI market are the transition from chlorofluorocarbon (CFC) propellant to hydrofluoroalkane (HFA) and the shift of volume from proprietary to generic drugs.

The Montreal Protocol ozone depletion agreement requires that CFC propellant is replaced with HFA. This requires re-formulating the drug, new clinical trials, and submission of a new drug filing. Europe has largely converted to HFA formulations. Historically, Bespak has benefited from this conversion. Over the past four years we have become the MDI market leader by value, with the largest array of CFC and HFA valves, formulations and customers. We believe that we have won more than two-thirds of the HFA formulations approved around the world, including three HFA formulations in the USA. Last year, Bespak's HFA unit sales grew by 40% while CFC valve volumes fell by 29%. Overall MDI valve volumes grew by 4%.

In addition to HFA volume growth, generic customers have grown from 39% of Bespak's volume in 2003 to 60% today. Generic customers value responsiveness and flexible manufacturing. Bespak's strong performance during the HFA transition has in part been due to our strategy of providing outstanding technical support during development.

In March 2005, the FDA announced that the US albuterol market must convert to HFA by the end of 2008, which has inaugurated a period of significant change. Bespak enjoys a high share of the CFC albuterol market in the US, and none of the four approved HFA albuterol pharmaceutical suppliers currently has any meaningful market share. Bespak's customer base in CFC albuterol formulations differs from that in HFA equivalents, and its share of the market is expected to be rebased through this transition. In due course, this transition will lead to the cessation of manufacturing of CFC valves and allow Bespak to simplify its operations and achieve manufacturing economies.

Bespak's MDI valves are protected by numerous patents, including the rubber seals which are in constant contact with the drug. In order to support Bespak's proprietary HFA valve elastomer formulations, we have completed the construction phase of our investment in a captive elastomer development and manufacturing facility in King's Lynn. Manufacturing processes are now undergoing validation and customer approval. This new plant will protect both the supply chain for these critical components and the intellectual property associated with them.

Bespak is developing a portfolio of dose counters, which enable patients to monitor the number of doses remaining in their inhaler. We have developed our own proprietary dose counter for the US market, which has been pre-production sampled and is on test at a number of customers. In March, we signed a co-marketing and manufacturing agreement with Bang & Olufsen Medicom, who have developed a dose counter that requires reduced actuation force.

Device & Manufacturing Services

Bespak provides a comprehensive range of device-related services to pharmaceutical and drug delivery companies and operates the largest clean room in the UK. The business enjoyed double-digit sales growth from both our largest contract manufactured product as well as Innovata's ClickhalerTM device, under license to Otsuka Pharmaceutical Co. and Merck Generics. In August 2005, we commenced production of a dry powder inhaler for Chiesi Farmaceutici.

In January, Pfizer announced the approval of Exubera(R) in Europe and the USA, and which is now being launched. Production demand is ahead of our original expectations and the primary risk and opportunity we face in this business is the pace of Exubera(R)'s production scale-up.

Bespak's strategy is to broaden the portfolio of device development programmes, targeting high value opportunities that play to the Company's strengths in GMP programme management, precision plastic moulding and high volume automated assembly.

Over the past several years, we have developed a reputation for responsiveness and, as a result, our portfolio has more than doubled over the past three years to more than 12 active programmes. Last year, we won two new programmes, including a specialty device for a leading global pharmaceutical company and Caretek's ImplaJect device.

Anaesthesia & Respiratory Care

King Systems develops, manufactures and sells single-use breathing circuits, face masks and laryngeal tubes for use in surgery and critical care settings.

These products are manufactured in facilities in Indianapolis, Indiana and Kent, Ohio. Unlike Bespak's other products, these products are sold to anaesthetists by our own 35-person sales force, which calls on hospitals and pulls the products through medical/surgical distributors. Sales for the four months ending 29 April were £11.1 million. Operating profit before special items was £2.0 million, representing the maiden contribution from the acquisition of King Systems, after group allocations.

The King Systems acquisition represents an expansion into a business adjacent to Bespak's Inhaled Drug Delivery segment, with complementary products, manufacturing and profitability. It strengthens Bespak's footprint in the large US market. The consideration for King Systems is $95 million, which consisted of an initial payment of $75 million, $10 million paid on exceeding $9.3 million of adjusted EBITDA (earnings before interest, taxes, depreciation and amortisation) for the year ended 31 December 2005 and another $10 million payable on attaining $11.0 million adjusted EBITDA for the year ended 31 December 2006.

King Systems estimates that its sales on a hospital level are up 10% from the prior year. Growth has been driven by three new products:

- The Universal F2 breathing circuit is a patented, dual limb circuit which is compact when stored but can be expanded during use. It can be shaped to avoid the surgical field and retains that shape during surgical procedures.
- King's laryngeal tubes are available in both reusable and disposable designs. They offer superior positive pressure ventilation relative to laryngeal masks, are superior to endotracheal tubes in terms of ease of use and lower drug delivery costs.
- King recently launched the Airtraq(R) device, which is the first disposable optical laryngoscope. Airtraq(R) is used for difficult endotracheal tube intubations and, together with the laryngeal tubes, broadens King Systems' airway management offering.

King's five senior managers have all been retained since the acquisition. Immediately after the acquisition, the Vice President of Sales & Marketing was named President following the retirement of King's founder and CEO. A new Vice President of Finance has been recruited who reports jointly to the President and Bespak's Group Finance Director.

The key risk facing King is maintaining certain Group Purchasing Organisation contracts as well as absorbing the impact of raw material cost increases similar to those seen in Bespak's other businesses.

Consumer Dispensers

Bespak manufactures pumps for consumer household products, toiletries and fragrances. Sales increased 3% to £5.5 million (2005: £5.4 million) and operating losses decreased to £1.0 million (2005: £1.1 million). Its market remains competitive, although the recent launch of a new product is gaining considerable traction with several large European customers. The BK580 fine mist spray pump was launched in March. It has a number of advantages, including 10% smaller mean particle size and a greatly reduced output of large spray particles. It handles viscous formulations unusually well and produces a highly symmetrical size distribution with smooth rounded patterns.

Growth Strategy & Acquisitions

Over the past year, we have confirmed our strategy to grow organically and through selective acquisitions. Furthermore, we have deepened competencies in Six Sigma and GMP product development, whilst promoting a high-performance culture. We believe this strategy is working. Following the successful King acquisition, it is our intention to look for further acquisitions in the anaesthesiology and respiratory products industry, while also considering acquisitions that complement our inhaled drug delivery businesses.

FINANCIAL REVIEW

Trading

Revenue increased by 17% to £93.1 million (2005: £79.4 million), of which the majority of the growth was generated by the acquisition of King Systems Corporation in December 2005.

Geographically, sales outside the UK now account for 74% (2005: 70%) of revenue despite the fact that 81% (2005: 78%) of sales originate in the UK.

Expenditure on research and development, which increased by 19% to £3.8 million

(2005: £3.2 million), was expensed as incurred rather than capitalised, since it is not possible to demonstrate with sufficient certainty that projects will be commercially viable prior to customer and regulatory approval. Excluding the acquisition, underlying expenditure on research and development increased by 14%.

Operating profit before special items increased by 34% to £14.2 million (2005: £10.6 million) reflecting growth in operating margins to 15% (2005: 13%), together with an initial contribution from the acquisition of King Systems Corporation. Excluding the acquisition, underlying operating profit before special items increased by 15% on sales that increased by 3%.

Certain special items have been separately reported in order to present a more balanced perspective of the underlying trading performance. Firstly, as a result of the ability to sell the building and certain plant and equipment at prices higher than anticipated together with reduced closure costs, exceptional operating income of £0.9 million was booked in our US manufacturing operation in North Carolina. Secondly, there is an amortisation charge of £0.7 million on the intangible assets acquired with King Systems Corporation.

After special items, operating profit increased to £14.4 million (2005: £4.5 million).

The acquisition of King Systems Corporation was financed largely by debt, such that there is a net finance cost of £0.7 million (2005: £0.3 million net finance income) from a partial year of financing the acquisition. The financing expense has been largely fixed in the medium term with an interest rate swap.

Profit before tax and special items increased by 24% to £13.5 million (2005: £10.9 million). After special items, profit before tax increased to £13.7 million (2005: £4.8 million).

Tax

The underlying tax charge on profit before tax and special items of 27% (2005: 23%) has benefited from the financial structuring of the acquisition as well as utilisation of losses from the closure of the US manufacturing facility.

After the non-cash tax credit of £0.3 million (2005: £nil) on the amortisation of acquired intangible assets, the overall tax charge of 25% (2005: 52%) reflects the nil tax charge on the exceptional credit. The tax charge last year reflected the nil tax credit on the exceptional operating expenses.

Earnings per share

Diluted earnings per share before special items increased by 15% to 35.4p (2005: 30.9p) reflecting a modestly increased tax charge in view of the change in geographic mix of activities. After special items, diluted earnings per share increased to 37.3p (2005: 8.5p).

Dividends

The Board is recommending a maintained final dividend per share of 12.1p (2005: 12.1p), such that the total dividend for the year amounts to 19.1p (2005: 19.1p). The final dividend will be paid on 26 October 2006 to shareholders on the register on 6 October 2006. Dividend cover, based on earnings before special items, increased to 1.9 times (2005: 1.6 times).

Goodwill and intangible assets

Upon acquisition of King Systems Corporation, intangible assets are required to be capitalised and amortised over their useful lives. Goodwill, being the difference between purchase consideration and net assets (including intangible assets), is required to be capitalised and not amortised. At the year end, the carrying value of goodwill (£39.3 million) and intangible assets (£14.9 million) were reviewed and no impairment was required.

Cash Flow

Trading finished strongly last year, and inventories have increased to scale-up for manufacture of the Exubera(R) inhaler and to plan for the phase out of CFC albuterol formulations in the US. Nevertheless, cash generated from operations increased by 25% to £17.8 million (2005: £14.2 million), which was after a cash outflow of £1.7 million for the exceptional costs on closure of the US manufacturing facility.

There was a cash outflow of £45.8 million for the acquisition of King Systems

Corporation, together with a cash outflow of £9.5 million reflecting clearance of the acquisition with the Pensions Regulator to fund the deficit in the defined benefit pension scheme. These were financed by existing cash resources and £20.1 million of new loans. There are further payments of up to £6.2 million payable to the vendors of King Systems Corporation, mainly dependent on its financial performance in calendar 2006.

In the past few years, capital expenditure has been well below the level of capital replacement in view of significant investments in earlier years. Going forward, capital expenditure is expected to reflect the level appropriate for capital replacement. However, there are increasing numbers of customer projects, both current and prospective, in Inhaled Drug Delivery that may warrant a stepped increase in capacity in the medium term.

Treasury

At the year end, the Group had net debt of £27.8 million (2005: £17.4 million net cash) and undrawn committed facilities of £25.5 million (2005: £12.8 million).

Transactions in foreign currencies are matched wherever possible and the net position is hedged using forward contracts. A significant proportion of operating and intangible assets are denominated in US dollars, which are largely matched by US dollar borrowings, thereby hedging the balance sheet exposure. Translation effects of exchange rate movements on the income statement are not hedged. The treasury function does not act as a profit centre and speculative treasury transactions are not undertaken.

Debt financing for the acquisition has improved the capital efficiency and will require continued discipline in financial management.

Last year, the average rate of exchange between sterling and the US dollar was 1.78 (2005: 1.85), whilst the year end rate of exchange was 1.82 (2005: 1.91).

Pensions

Bespak operates a defined benefit pension scheme in the UK that is closed to new employees, who are eligible to join a defined contribution pension scheme. During the year, the company negotiated with the trustees and obtained clearance of the acquisition with the Pensions Regulator to fund the deficit of £15.6 million under FRS 17 as at 30 April 2005 by an initial payment of £9.0 million in December 2005 and with the balance of the deficit settled by equal monthly installments over 5 years.

As at 29 April 2006, the deficit was £12.0 million under IAS 19 and the company is in dialogue with the trustees to agree a schedule of contributions in respect of the revised deficit.

International Financial Reporting Standards

These results for the 52 weeks ended 29 April 2006 are prepared under International Accounting Standards and International Financial Reporting Standards (IFRS) as adopted by the European Union. The adoption of IFRS represents an accounting change and does not affect the underlying operations or cash flows, although implementation of the new standards may result in increased volatility in reported results.

OUTLOOK

Last year, the business benefited from several positive developments: the closure of the US manufacturing facility followed by the acquisition of King Systems Corporation and commencement of manufacturing for the Exubera(R) inhaler.

Looking ahead, a number of key issues will influence Bespak's performance:

- Manufacturing will continue to be scaled-up for the Exubera(R) inhaler to support its global launch, with production activity expected to be ahead of our original expectations, although it will be some months before end-user demand is ascertained.
- There will be a full year trading benefit from the King acquisition compared to four months last year, and we anticipate growth with the added benefit of new products.
- The conversion from CFC to HFA in albuterol formulations in the US is accelerating, generating higher than expected levels of activity in the short term, but is expected to create uncertainty from the start of the next calendar year. Bespak enjoys a high share of the CFC albuterol market in the

US, and its customer base in CFC albuterol formulations differs from that in HFA equivalents, and its share of the market is expected to be rebased through this transition.

The Board remains confident of meeting its expectations for the current financial year.

12 July 2006

Consolidated Income Statement
For the 52 weeks ended 29 April 2006

| | Note | 2006 Before special items £000 | 2006 Special items (Note 3) £000 | 2006 Total £000 | 2005 Before special items £000 | 2005 Special items (Note 3) £000 | 2005 Total £000 |
|---|---|---|---|---|---|---|---|
| Revenue | 2 | 93,084 | - | 93,084 | 79,386 | - | 79,386 |
| Operating expenses | | (78,902) | 242 | (78,660) | (68,831) | (6,066) | (74,897) |
| Operating profit | 2 | 14,182 | 242 | 14,424 | 10,555 | (6,066) | 4,489 |
| Finance income | | 825 | - | 825 | 894 | - | 894 |
| Finance expenses | | (1,030) | - | (1,030) | (157) | - | (157) |
| Other finance costs | | (501) | - | (501) | (393) | - | (393) |
| Share of post tax profits/(losses) of associate | | 10 | - | 10 | (17) | - | (17) |
| Profit before tax | | 13,486 | 242 | 13,728 | 10,882 | (6,066) | 4,816 |
| Taxation | 4 | (3,696) | 290 | (3,406) | (2,498) | - | (2,498) |
| Profit for the financial period | | 9,790 | 532 | 10,322 | 8,384 | (6,066) | 2,318 |
| Basic earnings per share | 5 | 35.9p | 2.0p | 37.9p | 31.3p | (22.6p) | 8.7p |
| Diluted earnings per share | 5 | 35.4p | 1.9p | 37.3p | 30.9p | (22.4p) | 8.5p |
| Dividends per share | 6 | | | 19.1p | | | 19.1p |

All amounts relate to continuing operations.

Consolidated Balance Sheet
At 29 April 2006

| | Note | 2006 £000 | 2005 £000 |
|---|---|---|---|

| | | | |
|---|---|---|---|
| Non-current assets | | | |
| Property, plant and equipment | | 52,537 | 51,159 |
| Goodwill | 7 | 39,259 | - |
| Other intangible assets | 8 | 14,906 | 130 |
| Investment in associates | | 269 | 269 |
| Available-for-sale financial assets | | - | 77 |
| | | 106,971 | 51,635 |
| Current assets | | | |
| Inventories | | 9,571 | 6,082 |
| Trade and other receivables | 9 | 19,289 | 14,704 |
| Current taxation receivable | | 282 | - |
| Cash and cash equivalents | 10 | 9,782 | 20,302 |
| | | 38,924 | 41,088 |
| Current liabilities | | | |
| Borrowings | 10 | (23,106) | (2,887) |
| Trade and other payables | | (15,080) | (11,621) |
| Current taxation payable | | (3,850) | (1,618) |
| Provisions and other liabilities | | (6,147) | (2,054) |
| | | (48,183) | (18,180) |
| Net current (liabilities)/assets | | (9,259) | 22,908 |
| Non-current liabilities | | | |
| Borrowings | 10 | (14,449) | - |
| Deferred taxation | | (5,197) | (443) |
| Defined benefit pension scheme deficit | 11 | (12,002) | (15,703) |
| Other non-current liabilities | | - | (399) |
| | | (31,648) | (16,545) |
| Net assets | 2 | 66,064 | 57,998 |
| Shareholders' equity | | | |
| Share capital | | 2,802 | 2,681 |
| Share premium | | 28,837 | 23,051 |
| Retained earnings | | 34,693 | 32,509 |
| Other reserves | | (268) | (243) |
| Total equity | 12 | 66,064 | 57,998 |

The preliminary financial statements were approved by the Board on 11 July 2006

Consolidated Cash Flow Statement
For the 52 weeks ended 29 April 2006

| | Note | 2006 £000 | 2005 £000 |
|---|---|---|---|
| Cash flows from operating activities | | | |
| Operating profit before taxation | | 14,424 | 4,489 |
| Depreciation | | 7,072 | 7,450 |
| Amortisation | | 750 | 187 |
| (Profit)/loss on disposal of property, plant and equipment | | (272) | 97 |
| Share based payments | | 410 | 364 |
| Impairment (credit)/charge | | (438) | 3,784 |
| Increase in inventories | | (1,506) | (171) |
| Increase in trade and other receivables | | (789) | (4,169) |
| Increase in trade and other payables | | 21 | 322 |
| (Decrease)/increase in provisions | | (2,140) | 1,887 |
| Decrease in financial instruments | | (149) | (124) |
| Increase in defined benefit pension scheme provisions | | 415 | - |
| Provision against fixed asset investment | | - | 102 |

| | Note | | |
|---|---|---|---|
| Cash generated from operations | | 17,798 | 14,218 |
| Interest paid | | (854) | (157) |
| Tax paid | | (3,554) | (2,608) |
| Net cash inflow from operating activities | | 13,390 | 11,453 |
| Cash flows from investing activities | | | |
| Purchases of property, plant and equipment | | (4,334) | (2,590) |
| Purchases of intangible assets | | (182) | - |
| Proceeds from sale of property, plant and equipment | | 3,402 | 4 |
| Disposal of fixed asset investments | | 83 | 66 |
| Interest received | | 815 | 900 |
| Dividend received from associate | | 10 | - |
| Acquisition of subsidiary (net of cash acquired) | 13 | (45,772) | - |
| Net cash used in investing activities | | (45,978) | (1,620) |
| Cash flows from financing activities | | | |
| Net proceeds from issue of ordinary share capital | | 403 | 12 |
| Equity dividends paid to shareholders | 6 | (5,201) | (5,111) |
| New bank loans raised | | 20,121 | - |
| Repayment of amounts borrowed | | (1,008) | - |
| Payments to fund defined benefit pension scheme deficit | 11 | (9,540) | - |
| Net cash generated/(used) in financing activities | | 4,775 | (5,099) |
| Net (decrease)/increase in cash and short-term borrowings | | (27,813) | 4,734 |
| Effects of exchange rate changes | | 932 | 361 |
| Cash and short-term borrowings at start of period | | 17,415 | 12,320 |
| Cash and short-term borrowings at end of period | 10 | (9,466) | 17,415 |

Consolidated Statement of Recognised Income and Expense
For the 52 weeks ended 29 April 2006

| | 2006 £000 | 2005 £000 |
|---|---|---|
| Fair value movements on cash flow hedges | 152 | - |
| Deferred tax on fair value movements on cash flow hedges | (46) | - |
| Exchange movements on translation of foreign subsidiaries | (331) | (142) |
| Deferred tax on exchange movements | 99 | - |
| Deferred tax on share based payments | 193 | 21 |
| Actuarial losses on defined benefit pension scheme | (5,040) | (2,547) |
| Current tax on actuarial losses | 543 | - |
| Deferred tax on actuarial losses | 970 | 765 |
| Net loss recognised directly in equity | (3,460) | (1,903) |
| Profit for the financial period | 10,322 | 2,318 |
| Total recognised income for the period | 6,862 | 415 |

Notes to the accounts

1. Basis of preparation

The preliminary announcement for the 52 weeks ended 29 April 2006 has been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) at 29 April 2006. On 13 January 2006, the Group reported on the impact of IFRS on its results for the 52 weeks ended 30 April 2005 including the most significant accounting policies. Details are provided in the document 'Adoption of International Financial Reporting Standards (IFRS)' that is available on the

Group's website (www.bespak.com) or from the Company Secretary.

The financial information in this preliminary announcement does not constitute the Company's statutory accounts for the 52 weeks ended 29 April 2006 or the 52 weeks ended 30 April 2005, but is derived from those accounts. Statutory accounts for 2005, which were prepared under accounting practices generally accepted in the UK, have been delivered to the Registrar of Companies and those for 2006 will be delivered after the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237(2) or s237(3) Companies Act 1985.

2. Segmental information

| Revenue by business segment | 2006 £000 | 2005 £000 |
|---|---|---|
| Inhaled Drug Delivery | 76,502 | 74,009 |
| Consumer Dispensers | 5,524 | 5,377 |
| Anaesthesia & Respiratory Care | 11,118 | - |
| Sales | 93,144 | 79,386 |
| Intra-segmental sales | (60) | - |
| Revenue | 93,084 | 79,386 |

| Revenue by origin | 2006 £000 | 2005 £000 |
|---|---|---|
| United Kingdom | 78,092 | 67,882 |
| United States of America | 17,802 | 18,923 |
| Sales | 95,894 | 86,805 |
| Intra-segmental sales | (2,810) | (7,419) |
| Revenue | 93,084 | 79,386 |

| Revenue by destination | 2006 £000 | 2005 £000 |
|---|---|---|
| United Kingdom | 23,796 | 23,613 |
| United States of America | 41,982 | 27,808 |
| Europe | 19,852 | 20,276 |
| Rest of the World | 7,454 | 7,689 |
| Revenue | 93,084 | 79,386 |

| Operating profit by business segment | 2006 Before Special Items £000 | 2006 Special items (Note 3) £000 | 2006 Total £000 |
|---|---|---|---|
| Inhaled Drug Delivery | 13,125 | 901 | 14,026 |
| Consumer Dispensers | (962) | - | (962) |
| Anaesthesia & Respiratory Care | 2,019 | (659) | 1,360 |
| Operating profit | 14,182 | 242 | 14,424 |

2. Segmental information (continued)

| Operating profit by business segment | 2005 Before Special Items £000 | 2005 Special items (Note 3) £000 | 2005 Total £000 |
|---|---|---|---|
| Inhaled Drug Delivery | 11,644 | (6,066) | 5,578 |

| | | | |
|---|---|---|---|
| Consumer Dispensers | (1,089) | - | (1,089) |
| Anaesthesia & Respiratory Care | - | - | - |
| Operating profit | 10,555 | (6,066) | 4,489 |

| Net assets by business segment | 2006 £000 | 2005 £000 |
|---|---|---|
| Inhaled Drug Delivery | 52,903 | 53,586 |
| Consumer Dispensers | 4,240 | 4,415 |
| Anaesthesia & Respiratory Care | 63,231 | - |
| Unallocated net liabilities | (54,310) | (3) |
| Net assets | 66,064 | 57,998 |

| Exchange rates | 2006 | 2005 |
|---|---|---|
| Average rate of exchange US$: £1 | 1.78 | 1.85 |
| Closing rate of exchange US$ : £1 | 1.82 | 1.91 |

3. Special items

| | 2006 £000 | 2005 £000 |
|---|---|---|
| Exceptional operating income/(expenses) | 901 | (6,066) |
| Amortisation of acquired intangible assets | (659) | - |
| Special items before tax | 242 | (6,066) |
| Taxation on amortisation of acquired intangible assets | 290 | - |
| Special items after tax | 532 | (6,066) |

The exceptional operating income in the 52 weeks ended 29 April 2006 comprised the reversal of closure provisions and impairment provisions against the carrying value of the Group's fixed assets in the United States following closure of the manufacturing facility in North Carolina. Amortisation represents the charge for other intangible assets acquired with King Systems. The tax credit represents that related to the amortisation charge. The exceptional operating expenses in the 52 weeks ended 30 April 2005 comprised an impairment charge for the land, buildings, plant and equipment, together with a provision for closure costs, on which there was no tax impact.

4. Taxation

| | 2006 £000 | 2005 £000 |
|---|---|---|
| Current income tax | 3,905 | 2,923 |
| Deferred income tax | (499) | (425) |
| | 3,406 | 2,498 |

5. Earnings per share

| | 2006 £000 | 2005 £000 |
|---|---|---|
| Net profit after tax before special items attributable to ordinary shareholders | 9,790 | 8,384 |
| Special items after taxation | 532 | (6,066) |
| Net profit after tax attributable to ordinary shareholders | 10,322 | 2,318 |
| Weighted average number of shares in issue (shares) | 27,242,663 | 26,805,889 |
| Weighted average number of shares owned by ESOT (shares) | (8,071) | (34,114) |
| Average number of ordinary shares in issue for basic earnings (shares) | 27,234,592 | 26,771,775 |
| Dilutive impact of share options outstanding | | |

| | | |
|---|---|---|
| (shares) | 422,960 | 353,691 |
| Diluted average number of ordinary shares in issue (shares) | 27,657,552 | 27,125,466 |
| Basic earnings per share before special items (pence) | 35.9p | 31.3p |
| Basic profit/(loss) per share on special items (pence) | 2.0p | (22.6p) |
| Basic earnings per share (pence) | 37.9p | 8.7p |
| Diluted earnings per share before special items (pence) | 35.4p | 30.9p |
| Diluted profit/(loss) per share on special items (pence) | 1.9p | (22.4p) |
| Diluted earnings per share (pence) | 37.3p | 8.5p |

6. Dividends

| | 2006 £000 | 2005 £000 |
|---|---|---|
| Final dividend paid for 2005 of 12.1p per share (2005: 12.1p per share) | 3,241 | 3,237 |
| Interim dividend paid for 2006 of 7.0p per share (2005: 7.0p per share) | 1,960 | 1,874 |
| | 5,201 | 5,111 |

A final dividend of 12.1p per share for the 52 weeks ended 29 April 2006 is to be proposed for approval at the Annual General Meeting and which will utilise an estimated £3.4m of shareholders' equity. It will be paid on 26 October 2006 to shareholders on the register on 6 October 2006.

7. Goodwill

| | £000 |
|---|---|
| At 1 May 2005 | - |
| Additions through acquisition (note 13) | 40,966 |
| Effects of exchange rate changes | (1,707) |
| At 29 April 2006 | 39,259 |

8. Other intangible assets

| | £000 |
|---|---|
| At 1 May 2005 | 130 |
| Additions | 182 |
| Additions through acquisition (note 13) | 16,000 |
| Transfer from property, plant and equipment | 18 |
| Amortisation | (750) |
| Effects of exchange rate changes | (674) |
| At 29 April 2006 | 14,906 |

9. Trade and other receivables

| | 2006 £000 | 2005 £000 |
|---|---|---|
| Trade and other receivables falling due within one year | 19,064 | 13,838 |
| Trade and other receivables falling due after more than one year | 225 | 866 |
| | 19,289 | 14,704 |

10. Reconciliation of net cash flow to movement in net debt

| | Cash and cash equivalents £000 | Current borrowings £000 | Non-current borrowings £000 | Net cash/(debt) £000 |
|---|---|---|---|---|
| At 1 May 2005 | 20,302 | (2,887) | - | 17,415 |
| Cash flow for the period | (10,504) | (17,309) | - | (27,813) |
| New long-term bank debt raised | | (4,024) | (16,097) | (20,121) |
| Debt repayments included in cash flow for the period | - | - | 1,008 | 1,008 |
| Finance lease acquired | - | (7) | (9) | (16) |
| Effect of exchange rate changes | (16) | 1,121 | 649 | 1,754 |
| At 29 April 2006 | 9,782 | (23,106) | (14,449) | (27,773) |
| Net debt at 29 April 2006 comprises: | | | | |
| Cash and short-term borrowings | 9,782 | (19,248) | - | (9,466) |
| Bank term loan | - | (3,851) | (14,442) | (18,293) |
| Finance lease obligations | - | (7) | (7) | (14) |
| At 29 April 2006 | 9,782 | (23,106) | (14,449) | (27,773) |

Cash flow includes an outflow of £1,687,000 in the 52 weeks ended 29 April 2006 and an outflow of £235,000 in the 52 weeks ended 30 April 2005 relating to exceptional operating income/expenses.

11. Defined benefit pension scheme deficit

| | 2006 £000 | 2005 £000 |
|---|---|---|
| Pension deficit at start of period | 15,703 | 12,773 |
| Current service costs | 1,537 | 1,281 |
| Expected return on plan assets | (1,657) | (1,505) |
| Interest cost | 2,041 | 1,898 |
| Actuarial losses | 5,040 | 2,547 |
| Regular employer contributions | (1,122) | (1,291) |
| Employer payments to fund defined benefit pension scheme deficit | (9,540) | - |
| Pension deficit at end of period | 12,002 | 15,703 |

12. Consolidated Statement of Changes in Shareholders' Equity

| | 2006 £000 | 2005 £000 |
|---|---|---|
| Total equity at start of period | 57,998 | 62,318 |
| Total recognised income for the period | 6,862 | 415 |
| Recognition of share-based payments | 410 | 364 |
| Proceeds from sale of shares for employee options | 314 | - |
| Proceeds from release of own shares held | 88 | 12 |
| Equity dividends | (5,201) | (5,111) |
| Issue of share capital as part of consideration for acquisition of subsidiary | 5,593 | - |
| Total equity at end of period | 66,064 | 57,998 |

13. Acquisition

On 22 December 2005, the group purchased 100% of the shares of King Systems Corp ('King') for total consideration and acquisition costs of £57.7m. This purchase has been accounted for as an acquisition. From the date of acquisition to 29 April 2006, King contributed £11.1m to turnover, £2.0m to operating profit before special items and £1.4m to profit before tax. King contributed £2.3m to the group's net operating cash flows, paid £0.6m in respect of taxation and utilised £0.3m for capital expenditure. Intangible fixed assets were recognised at their respective fair values where these could be measured reliably. The

residual excess over the net assets acquired is recognised as goodwill in the financial statements.

| | Carrying values pre-acquisition | Fair value adjustments | Provisional fair values |
|---|---|---|---|
| | £000 | £000 | £000 |
| Other intangible assets | - | 16,000 | 16,000 |
| Property, plant and equipment | 5,031 | 1,764 | 6,795 |
| Inventories | 2,003 | - | 2,003 |
| Receivables | 3,688 | - | 3,688 |
| Payables | (2,831) | - | (2,831) |
| Current taxation | (187) | (2,122) | (2,309) |
| Deferred taxation | 294 | (7,034) | (6,740) |
| Cash and cash equivalents | 189 | - | 189 |
| Lease obligations | (16) | - | (16) |
| Net assets acquired | 8,171 | 8,608 | 16,779 |
| Goodwill | | | 40,966 |
| Total consideration | | | 57,745 |
| Total consideration satisfied by: | | | |
| Ordinary shares issued | | | 5,593 |
| Cash | | | 43,090 |
| Net asset adjustment paid in May 2006 | | | 833 |
| Deferred contingent consideration | | | 5,358 |
| Directly attributable costs | | | 2,871 |
| Total consideration | | | 57,745 |

The fair value adjustments contain some provisional amounts which are subject to finalisation within 12 months of the date of acquisition. Shares issued were valued at market price at the date of acquisition. Goodwill represents the value of synergies and the assembled work force.

The outflow of cash and cash equivalents on the acquisition of King is calculated as follows:

| | £000 |
|---|---|
| Cash consideration | 43,090 |
| Directly attributable costs | 2,871 |
| Cash outflow | 45,961 |
| Cash acquired | (189) |
| Net cash impact | 45,772 |

The other intangible assets acquired as part of the acquisition of King can be analysed as follows:

| | £000 |
|---|---|
| Patented and unpatented technology and know-how | 5,122 |
| Trademarks and trade names | 4,703 |
| Customer contracts and relationships | 2,999 |
| Distribution agreements | 3,176 |
| Other intangible assets | 16,000 |

# Bespak PLC - Director/PDMR Shareholding

Bespak PLC
13 July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BESPAK PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

both

3. Name of person discharging managerial responsibilities/director

CHRIS BANKS (DIRECTOR)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF HOLDINGS OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10p EACH

7. Name of registered shareholders(s) and, if more than one, the number of

shares held by each of them

CHRIS BANKS

8. State the nature of the transaction

PURCHASE OF ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

4,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.01%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£6.17 PER SHARE

14. Date and place of transaction

13 JULY 2006
LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

10,000 ORDINARY SHARES (0.036%)

16. Date issuer informed of transaction

13 JULY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

COMPANY SECRETARY

Name and signature of duly authorised officer of issuer responsible for making notification

JENNY OWEN

Date of notification

13 JULY 2006

investegate
a Financial Express and Incisive Media partnership

# Bespak PLC - Holding(s) in Company

Bespak PLC
14 July 2006

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company
Bespak plc

2. Name of shareholder having a major interest
Schroders plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4 Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

| Registered Holder | Amount |
|---|---|
| Chase Manhatton Bank | 119,610 |
| British Coal Staff Superannuation a/c;P | 992,866 |
| Chase Nominees Limited | 150,000 |
| Mineworkers'Pension Scheme a/c: R | 1,037,240 |
| Nortrust Nominees Limited | 225,000 |
| | 2,524,716 |
| Schroder Unit Trusts Limited and registered in the name of Chase Nominees Limited | 2,752,904 |
| TOTAL | 5,277,620 |

5. Number of shares/amount of stock acquired
n/a

6. Percentage of issued class
n/a

7 Number of shares/amount of stock disposed
n/a

8. Percentage of issued class

9. Class of security
Ordinary GBP 0.10 shares

10.Date of transaction
10 July 2006

11. Date Company informed
11 July 2006

12. Total following this notification
5,277,620

13. Total percentage holding of issued class following this notification
18.992%

14. Any additional information
Figures are based on shares in issue of 28,020,568

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification
Jenny Owen
Company Secretary
01908 525211
Date of Notification 11 July 2006

# Bespak PLC - Blocklisting

Bespak PLC
25 July 2006

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Executive Share Option Scheme

3. Period of return: From 24 January 2006 to 25 July 2006

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period:

132,578

5. Number of shares issued/allotted under scheme during period: NIL

6. Balance under scheme not yet issued/allotted at end of period: 132,578

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
200,000 ordinary shares on 21 January 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
28,010,173

Contact for queries: Jenny Owen, Company Secretary

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS.

Name of person making return: Jenny Owen

Telephone: 01908 525211

ENDS

investegate
a Financial Express and Incisive Media partnership

# Bespak PLC - Directorate Change

Bespak PLC
27 July 2006

Bespak plc

Executive Appointment

Bespak plc, a leader in devices for inhaled drug delivery and anaesthesia, today announces the appointment of Jonathan M. Glenn as Group Finance Director, effective 11 September 2006. Jon, aged 37, replaces Martin Hopcroft, who steps down from the Board today and will be leaving the Company on 8 September to pursue other opportunities.

From 1998 to 2005 Jon Glenn was Global Head of Finance of Celltech Group plc. Following the sale of Celltech to UCB, in March 2005 he became Chief Financial Officer of Akubio, a Cambridge-based, private equity owned, developer of instrumentation for the life sciences industry. At Akubio Jon's responsibilities have included Finance, Investor Relations, IT and Legal. He is a member of the Institute of Chartered Accountants in England and Wales.

Jon Glenn has advised that, in accordance with paragraph 9.6.13 (2) - (6) of the Listing Rules, he has no details to disclose.

Martin Hopcroft has been Group Finance Director of Bespak since November 2002. He was, previously, Chief Financial Officer of Kvaerner Oil & Gas and Group Finance Director of Darby Group plc.

On 12 July Bespak announced record financial results in the 52 weeks ended 29 April 2006. Sales grew 17% and operating profit increased 24%.

John Robinson, Bespak Chairman, said: 'I would like to thank Martin for his many contributions to Bespak over the past four years, during which time we have relied on his technical skills, commitment and good judgement.'

'Over the last year, Bespak has been transformed to focus on inhaled drug delivery and anaesthesia with significant opportunities for future growth in both the US and Europe. I am delighted that someone with Jon's ability is joining the Board at such an exciting time in Bespak's development. His experience and track record will be a great asset to the company'.

For further information, please contact:

Bespak plc Tel: +44 (0) 1908 525240
Mark Throdahl - Chief Executive

Maitland Tel: +44 (0) 20 7379 5151
Brian Hudspith
Elizabeth Morley

About Bespak plc

Bespak, a leader in devices for inhaled drug delivery and anaesthesia, develops delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings. Bespak's product range includes metered dose and dry powder inhalers, actuators, inflation valves, breathing circuits, disposable face masks and laryngeal tubes. The group, which has facilities in King's Lynn and Milton Keynes in the UK and Indianapolis, Indiana and Kent, Ohio, in the US, is quoted on the Official List of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

investegate

a Financial Express and Incisive Media partnership

# Bespak PLC - Holding(s) in Company

Bespak PLC
28 July 2006

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

Bespak plc

2. Name of shareholder having a major interest

Barclays plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

| Legal Entity | Holding | Percentage Held |
|---|---|---|
| Barclays Global Investors | 1,224,660 | 4.3706 |
| Woolwich Unit Trust Managers Ltd | 73,187 | 0.2612 |
| Gerrard Ltd | 10,100 | 0.0360 |
| Barclays Life Assurance Co Ltd | 101,295 | 0.3615 |
| Barclays Bank plc | 132,175 | 0.4717 |
| Barclays Private Bank Ltd | 135,310 | 0.4829 |
| Barclays Capital Securities Ltd | 282,764 | 1.0091 |
| Barclays Global Investors Ltd | 817,982 | 2.9192 |
| Barclays Funds Ltd | 83,949 | 0.2996 |
| Gerrard Ltd | 4,832 | 0.0172 |
| Group Holding | 2,866,254 | 10.2290 |

| Registered Holder | Holding |
|---|---|
| Bank of Ireland | 20,622 |
| Bank of Ireland | 30,752 |
| Bank of Ireland | 13, 233 |
| Bank of Ireland Nominees Ltd | 132,175 |
| Bank of New York | 13087 |
| Bank of New York | 41,188 |
| Bank of New York | 5,554 |
| Barclays Capital Nominees Ltd | 282,764 |
| Chase Nominees Ltd | 12,636 |
| Chase Nominees Ltd | 2,336 |
| Chase Nominees Ltd | 23,392 |
| Chase Nominees Ltd | 47,459 |
| Chase Nominees Ltd | 784,586 |
| Chase Nominees Ltd | 104,297 |
| Chase Nominees Ltd | 12,591 |
| Chase Nominees Ltd | 80,892 |
| Chase Nominees Ltd | 15,836 |
| Chase Nominees Ltd | 7,896 |
| Chase Nominees Ltd | 62,040 |
| Citibank | 48,297 |
| HSBC | 1,149 |
| JP Morgan (BGI CUSTODY) | 12,206 |
| JP Morgan (BGI CUSTODY) | 26,434 |
| JP Morgan (BGI CUSTODY) | 14,498 |
| JP Morgan (BGI CUSTODY) | 6,298 |
| JP Morgan (BGI CUSTODY) | 18,127 |
| JP Morgan (BGI CUSTODY) | 178,862 |
| JP Morgan (BGI CUSTODY | 127,132 |
| JP Morgan (BGI CUSTODY | 1,232 |
| JP Morgan (BGI CUSTODY | 17,147 |
| JP Morgan (BGI CUSTODY | 83,989 |

| | |
|---|---|
| JP Morgan (BGI CUSTODY | 3,629 |
| Midland Bank (HSBC BANK PLC) | 36,172 |
| Northern Trust | 42,394 |
| Northern Trust | 8,985 |
| Northern Trust | 57,801 |
| Northern Trust | 241,588 |
| Northern Trust | 79,104 |
| RC Greig Nominees Limited | 2,500 |
| RC Greig Nominees Limited | 500 |
| RC Greig Nominees Limited a/cAK1 | 6,600 |
| RC Greig Nominees Limited a/cBL1 | 1,500 |
| RC Greig Nominees Limited a/c CM1 | 1,500 |
| RC Greig Nominees Limited GP1 | 2,332 |
| STATE STREET | 4,703 |
| STATE STREET | 12,969 |
| ZEBAN NOMINEES LIMITED | 135,310 |
| Group Holding | 2,866,254 |

5. Number of shares/amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares/amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary GBP 0.10 shares

10. Date of transaction

18 July 2006

11. Date Company informed

27 July 2006

12. Total following this notification

10,2290

13. Total percentage holding of issued class following this notification

10.23%

14. Any additional information

Figures are based on shares in issue of 28.020,568

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211
Date of Notification: 27 July 2006

# Bespak PLC - Disposal

Bespak PLC
03 August 2006

Withdrawal from the Consumer Dispensers Business

Bespak plc, a leader in devices for inhaled drug delivery and anaesthesia, today announces that it will withdraw from its loss-making Consumer Dispensers business segment, based in King's Lynn, Norfolk. Over the next five months, Bespak will execute an orderly shut-down of the business, efforts to sell it to qualified buyers having proved unsuccessful.

Last month Bespak reported sales in its financial year ending 29 April 2006 of £93.1m (up 17%) and profit before tax and special items of £13.5m (up 24%). Consumer Dispensers, which manufactures pumps for consumer household products, toiletries and fragrances, is the smallest of Bespak's three business segments and reported sales growth of 3% to £5.5m and an operating loss of £1.0m.

It is estimated that the closure of Consumer Dispensers will be broadly cash flow neutral, but that a non-recurring accounting charge of up to £3m will be taken by the end of this financial year, reflecting primarily severance costs and fixed asset impairment charges on customised manufacturing equipment and facilities. Bespak expects that, once implemented, the closure will produce on-going annual savings of at least £0.5m.

Bespak intends that, wherever possible, the 54 employees affected by the shut-down will be redeployed into its growing Inhaled Drug Delivery business. Bespak will work to assist customers in the phased transfer of the business to alternative suppliers.

Mark Throdahl, Bespak's Chief Executive, commented, 'Bespak has been transformed into a group focused on devices for inhaled drug delivery and anaesthesia, where we see significant growth opportunities. This closure will enhance group profitability and enable Bespak to focus on its declared growth market in medical devices. '

For further information, please contact:

Bespak plc Tel: +44 (0) 1908 525 240
Mark Throdahl - Chief Executive
Paul Boughton - Corporate Development Director

Maitland Tel: +44 (0) 207 379 5151
Elizabeth Morley

About Bespak plc

Bespak, a leader in devices for inhaled drug delivery and anaesthesia, develops delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings. Bespak's product range includes metered dose and dry powder inhalers, actuators, inflation valves, breathing circuits, disposable face masks and laryngeal tubes. The group, which has facilities in King's Lynn and Milton Keynes in the UK and Indianapolis, Indiana and Kent, Ohio, in the US, in quoted on the Official List of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

LS

# Bespak PLC - Director/PDMR Shareholding

Bespak PLC
04 August 2006

Notification of transactions of a director of Bespak plc and/or their Connected Persons

In fulfilment of my obligations under:

Disclosure Rule 3.1.2R and Section 324 (as extended by section 328) of the Companies Act 1985.

I notify you of the following:

1. Insert name of director:

   Paul Boughton

2. If notification relates to a connected person insert name of connected person

   Pauline Boughton (in respect of 50% of the purchase notified hereunder)

3. Indicate whether notification is in respect of the holding of the person referred to in 1 or 2 above or in respect of a non-beneficial interest

   Notification is in respect of the person referred to in 1 above

4. Insert description of shares, debentures, or other financial instrument e.g. ordinary shares of 10p each in Bespak plc

   Ordinary 10p shares

5. Insert number of shares, debentures, or other financial instruments acquired

   Two thousand three hundred and seventy (2,370)

6. Insert nature of transaction e.g. purchased / sold

   Purchased

7. Insert price per share or value of transaction

   623p

8. Insert date of transaction

   4th August 2006

9. Insert the percentage of total issued shares following the transaction held by the director

   0.0512%

Jenny Owen
Company Secretary
Bespak plc

# Bespak PLC - Holding(s) in Company

Bespak PLC
11 August 2006

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

   Bespak plc

2. Name of shareholder having a major interest

   Barclays plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

| Legal Entity | Holding | Percentage Held |
|---|---|---|
| Gerrard Ltd | 4,832 | 0.0172 |
| Barclays Global Investors Ltd | 1,377,495 | 4.9160 |
| Barclays Private Bank Ltd | 135,310 | 0.4829 |
| Barclays Funds Ltd | 83,949 | 0.2996 |
| Gerrard Ltd | 10,100 | 0.0360 |
| Woolwich Unit Trust Managers Ltd | 107,388 | 0.3832 |
| Barclays Global Investors Ltd | 899,180 | 3.2090 |
| Barclays Life Assurance Co Ltd | 101,295 | 0.3615 |
| Barclays Bank plc | 132,175 | 0.4717 |
| Barclays Capital Securities Ltd | 282,764 | 1.0091 |
| Group Holding | 3,134,488 | 11.1862 |

| Registered Holder | Holding |
|---|---|
| Bank of Ireland | 20,622 |
| Bank of Ireland | 30,752 |
| Bank of Ireland | 13, 233 |
| Bank of Ireland Nominees Ltd | 132,175 |
| Bank of New York | 13,087 |
| Bank of New York | 41,188 |
| Bank of New York | 5,554 |
| Barclays Capital Nominees Ltd | 282,764 |
| Chase Nominees Ltd | 12,636 |
| Chase Nominees Ltd | 36,537 |
| Chase Nominees Ltd | 23,392 |
| Chase Nominees Ltd | 47,459 |
| Chase Nominees Ltd | 897,215 |
| Chase Nominees Ltd | 144,503 |
| Chase Nominees Ltd | 12,591 |
| Chase Nominees Ltd | 80,892 |
| Chase Nominees Ltd | 7,896 |
| Chase Nominees Ltd | 15,836 |
| Chase Nominees Ltd | 62,040 |
| Citibank | 89,590 |
| HSBC | 1,149 |
| JP Morgan (BGI CUSTODY) | 12,206 |
| JP Morgan (BGI CUSTODY) | 26,434 |
| JP Morgan (BGI CUSTODY) | 14,498 |
| JP Morgan (BGI CUSTODY) | 6,298 |
| JP Morgan (BGI CUSTODY) | 18,127 |
| JP Morgan (BGI CUSTODY) | 178,862 |
| JP Morgan (BGI CUSTODY | 127,132 |
| JP Morgan (BGI CUSTODY | 17,591 |
| JP Morgan (BGI CUSTODY | 17,147 |

| | |
|---|---|
| JP Morgan (BGI CUSTODY | 83,989 |
| JP Morgan (BGI CUSTODY | 3,629 |
| Midland Bank (HSBC BANK PLC) | 36,172 |
| Northern Trust | 42,394 |
| Northern Trust | 8,985 |
| Northern Trust | 80,307 |
| Northern Trust | 247,331 |
| Northern Trust | 79,104 |
| RC Greig Nominees Limited | 500 |
| RC Greig Nominees Limited | 2,500 |
| RC Greig Nominees Limited a/cAK1 | 6,600 |
| RC Greig Nominees Limited a/cBL1 | 1,500 |
| RC Greig Nominees Limited a/c CM1 | 1,500 |
| RC Greig Nominees Limited GP1 | 2,332 |
| STATE STREET | 12,969 |
| ZEBAN NOMINEES LIMITED | 135,310 |
| Group Holding | 3,134,488 |

5. Number of shares/amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares/amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary GBP 0.10 shares

10. Date of transaction

04 August 2006

11. Date Company informed

10 August 2006

12. Total following this notification

3,134,388

13. Total percentage holding of issued class following this notification

11.19%

14. Any additional information

Figures are based on shares in issue of 28,020,568

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211
Date of Notification 11 August 2006

# Bespak PLC - Director/PDMR Shareholding

Bespak PLC
16 August 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

   Bespak plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section328) of the Companies Act 1985; or (iii) both (i) and (ii)

   (iii)

3. Name of persons discharging managerial responsibilities/director

   Mark Throdahl Director
   Paul Boughton Director
   Chris Hall PDMR
   Joe Barry PDMR
   Keyvan Djamarani PDMR
   Jenny Owen Company Secretary

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   In 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   N/A

7. Name of Registered Shareholders and, if more than one, the number of shares held by each of them

   N/A

8. State the nature of the transaction

   N/A

9. Number of shares, debentures or financial instruments relating to shares acquired

   N/A

10. Percentage of Issued Class acquired

   N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

   N/A

12. Percentage of issued class disposed

   N/A

13. Price per share or value of transaction

N/A

14. Date and Place of transaction

N/A

15. Total holding following notification and total percentage holding following notification

N/A

16. Date issues informed of transaction

N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

8 August 2006

18. Period or date on which it can be exercised

8 August 2009 provided the applicable performance criteria have been satisfied.

19. Total amount paid (if any) for grant of option

NIL

20. Description of shares or debentures involved (class and number) Grant of Performance Shares and Share Appreciation Rights ('SARS') under the Bespak 2005 LTIP in respect of Ordinary 10p shares each as follows

| | Performance Shares | SARs |
|---|---|---|
| Mark Throdahl | 15,000 | 99,000 |
| Paul Boughton | 28,000 | Nil |
| Chris Hall | 6,500 | 19,500 |
| Keyvan Djamarani | 12,000 | Nil |
| Joe Barry | 10,000 | Nil |
| Jenny Owen | 6,000 | Nil |

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£6.20

22. Total number of shares or debentures over which options held following notification

| Name | Share Options | Performance Shares | SARS |
|---|---|---|---|
| Mark Throdahl | 462,000 | 39,000 | 171,000 |
| Paul Boughton | Nil | 43,000 | Nil |
| Chris Hall | 82,000 | 18,500 | 195,000 |
| Keyvan Djamarani | 16,500 | 23,000 | Nil |
| Joe Barry | Nil | 12,000 | Nil |
| Jenny Owen | Nil | 6,000 | Nil |

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Jenny Owen
Tel 01908 525211

Name and signature of duly authorised officer of issuer responsible for aiming notification

Jenny Owen
Company Secretary

16th August 2006

END

# Bespak PLC - Annual Information Update

Bespak PLC
18 August 2006

Bespak plc

Annual Information Update

In accordance with Prospectus Rule 5.2, the following information has been published or made available to the public in the 12 months up to and including 18 August 2006.

The following announcements have been made via RNS, a Regulatory Information Service.

| Date of Announcement | Regulatory Headline |
|---|---|
| 25 August 2005 | Financial Calendar |
| 8 September 2005 | AGM statement |
| 9 September 2005 | Result of AGM |
| 30 September 2005 | Blocklisting Interim Review |
| 4 October 2005 | New Company Secretary |
| 11 October 2005 | Share Incentive Plan |
| 14 October 2005 | Exubera Update |
| 24 October 2005 | Block listing interim review |
| 26 October 2005 | Block listing interim review |
| 8 November 2005 | Share Incentive Plan |
| 14 November 2005 | Peter Fellner Appointment |
| 14 November 2005 | Trading Statement |
| 2 December 2005 | Additional Listing |
| 6 December 2005 | Posting of Circular |
| 6 December 2005 | Proposed Acquisition |
| 8 December 2005 | Director/PDMR Holding |
| 22 December 2005 | Result of EGM |
| 23 December 2005 | Acquisition and Blocklisting |
| 4 January 2006 | Notification of shares |
| 4 January 2006 | Notification of shares |
| 4 January 2006 | Notice of Results |
| 6 January 2006 | Holding(s) in Company |
| 10 January 2006 | Director/PDMR Holding |
| 13 January 2006 | Adoption of IFRS |
| 18 January 2006 | Interim Results |
| 24 January 2006 | Blocklisting Return |
| 27 January 2006 | Director/PDMR Holding |
| 27 January 2006 | Exubera Regulatory Approval |
| 30 January 2006 | Exubera Approval in US |
| 6 February 2006 | Director/PDMR Holding |
| 9 March 2006 | Company Secretary Change |
| 14 March 2006 | Director Share Purchase |
| 27 March 2006 | Director/PDMR Shareholding |
| 30 March 2006 | Block Listing Review |
| 4 April 2006 | Holding(s) in Company |
| 19 April 2006 | Holding(s) in Company |
| 24 April 2006 | Blocklisting Review |
| 25 April 2006 | Blocklisting Review |
| 26 April 2006 | Board Changes |
| 26 April 2006 | Director Share Purchase |
| 2 May 2006 | Director/PDMR Shareholding |
| 2 May 2006 | Blocklisting Review |
| 10 May 2006 | PDMR Shareholding |
| 11 May 2006 | Holding(s) in Company |
| 12 May 2006 | Director/PDMR Shareholding |
| 22 May 2006 | Holding(s) in Company |
| 30 May 2006 | Holding(s) in Company |
| 2 June 2006 | Directorate Change |
| 20 June 2006 | Facility Visit |
| 28 June 2006 | Holding(s) in Company |
| 30 June 2006 | Holding(s) in Company |

| | |
|---|---|
| 12 July 2006 | Final Results |
| 13 July 2006 | Director/PDMR Shareholding |
| 14 July 2006 | Holding(s) in Company |
| 25 July 2006 | Blocklisting Review |
| 27 July 2006 | Change of Director |
| 28 July 2006 | Holding(s) in Company |
| 3 August 2006 | Close of HPC Business |
| 4 August 2006 | Director/PDMR Shareholding |
| 11 August 2006 | Holding(s) in Company |
| 16 August 2006 | Director/PDMR Shareholding |

In accordance with the provisions of Article 27.3 of the Prospectus Directive Regulation, we confirm that to the best of our knowledge, information relating to 'Holdings in Company', 'Directors' Shareholdings' and 'Director/PDMR Shareholdings' is up to date at the date of this announcement but it is acknowledged that such disclosures may, at any time, become out of date, due to changing circumstances.

Details of all regulatory announcements for Bespak plc can be found on the prices page of the London Stock Exchange website at www.londonstockexchange.com and any related documents are available at the UKLA's Document Viewing Facility, Financial Services Authority, 25 The Colonnade, Canary Wharf, London E14 5HS.

The Company has also made the following filings with Companies House:

| Date of Filing | Document filed |
|---|---|
| 9 September 2005 | Resignation of Director |
| 15 September 2005 | Return of Allotment of Shares |
| 15 September 2005 | Return of Allotment of Shares |
| 15 September 2005 | Return of Allotment of Shares |
| 15 September 2005 | Return of Allotment of Shares |
| 23 September 2005 | Return of Allotment of Shares |
| 26 September 2005 | Annual Return |
| 30 September 2005 | Appointment of Company Secretary |
| 30 September 2005 | Resignation of Company Secretary |
| 1 November 2005 | Return of Allotment of Shares |
| 4 November 2005 | Return of Allotment of Shares |
| 17 November 2005 | Appointment of Director |
| 14 December 2005 | Return of Allotment of Shares |
| 9 January 2006 | Return of Allotment of Shares |
| 27 January 2006 | Return of Allotment of Shares |
| 28 January 2006 | Return of Allotment of Shares |
| 30 January 2006 | Appointment of Director |
| 6 February 2006 | Return of Allotment of Shares |
| 8 March 2006 | Return of Allotment of Shares |
| 21 March 2006 | Appointment of Company Secretary |
| 21 March 2006 | Resignation of Company Secretary |
| 11 May 2006 | Return of Allotment of Shares |
| 14 June 2006 | Appointment of Director |
| 16 June 2006 | Resignation of Director |
| 16 June 2006 | Appointment of Director |
| 11 August 2006 | Resignation of Director |

Copies of these documents can be obtained from Companies House or through Companies House Direct at www.direct.companieshouse.gov.uk

Further information is available regarding the Company and its activities on its website at www.bespak.com.

The Bespak plc Annual Report 2005 and the AGM circular was filed with the UKLA Document Viewing Facility on 15 August 2005 and can also be found on the Company's website or on application to the Company Secretary. The Bespak plc Annual Report 2006 and AGM Circular will be posted on or about 25th August 2006 and will also be posted on the Company's website and will be available from the Company Secretary upon application.

Jenny Owen
Company Secretary
01908 525211

18 August 2006

This information is provided by RNS

# Bespak PLC - Director/PDMR Shareholding

Bespak PLC
21 August 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BESPAK PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) both

3. Name of person discharging managerial responsibilities/director

Joe Barry (PDMR)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF HOLDINGS OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Joe Barry

8. State the nature of the transaction

PURCHASE OF ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

   1,500

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

    0.01%

11. Number of shares, debentures or financial instruments relating to shares disposed

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

    N/A

13. Price per share or value of transaction

    £6.10 PER SHARE

14. Date and place of transaction

    18 August 2006
    LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    3,300 ORDINARY SHARES (0.011%)

16. Date issuer informed of transaction

    21 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

    N/A

18. Period during which or date on which it can be exercised

    N/A

19. Total amount paid (if any) for grant of the option

    N/A

20. Description of shares or debentures involved (class and number)

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

    N/A

22. Total number of shares or debentures over which options held following notification

    N/A

23. Any additional information

    NONE

24. Name of contact and telephone number for queries

    COMPANY SECRETARY

Name and signature of duly authorised officer of issuer responsible for making notification

JENNY OWEN

Date of notification

21 August 2006

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# Bespak PLC - Holding(s) in Company

Bespak PLC
22 August 2006

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

   Bespak plc

2. Name of shareholder having a major interest

   Barclays plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| Legal Entity | Holding | Percentage Held |
|---|---|---|
| Barclays Capital Securities Ltd | 282,764 | 1.0091 |
| Barclays Global Investors Ltd | 1,041,061 | 3.7153 |
| Barclays Global Investors Ltd | 2,093,676 | 7.4719 |
| Barclays Private Bank Ltd | 130,310 | 0.4650 |
| Gerrard Ltd | 4,832 | 0.0172 |
| Barclays Funds Ltd | 78,508 | 0.2801 |
| Barclays Life Assurance Co Ltd | 122,283 | 0.4611 |
| Woolwich Unit Trust Managers Ltd | 122,283 | 0.4364 |
| Gerrard Ltd | 10,100 | 0.0360 |
| Barclays Bank plc | 132,175 | 0.4717 |
| Group Holding | 4,024,933 | 14.3641 |

| Registered Holder | Holding |
|---|---|
| Bank of Ireland | 22,258 |
| Bank of Ireland | 41,796 |
| Bank of Ireland | 13, 233 |
| Bank of Ireland Nominees Ltd | 132,175 |
| Bank of New York | 16,750 |
| Bank of New York | 50,559 |
| Bank of New York | 5,554 |
| Barclays Capital Nominees Ltd | 282,764 |
| Chase Nominees Ltd | 12,636 |
| Chase Nominees Ltd | 38,287 |
| Chase Nominees Ltd | 23,392 |
| Chase Nominees Ltd | 47,459 |
| Chase Nominees Ltd | 1,613,396 |
| Chase Nominees Ltd | 144,503 |
| Chase Nominees Ltd | 12,591 |
| Chase Nominees Ltd | 80,892 |
| Chase Nominees Ltd | 19,280 |
| Chase Nominees Ltd | 7,896 |
| Chase Nominees Ltd | 74,058 |
| Citibank | 94,939 |
| HSBC | 1,149 |
| JP Morgan (BGI CUSTODY) | 12,206 |
| JP Morgan (BGI CUSTODY) | 42,031 |
| JP Morgan (BGI CUSTODY) | 14,498 |
| JP Morgan (BGI CUSTODY) | 6,298 |
| JP Morgan (BGI CUSTODY) | 27,015 |
| JP Morgan (BGI CUSTODY) | 178,862 |
| JP Morgan (BGI CUSTODY) | 127,132 |
| JP Morgan (BGI CUSTODY) | 5,441 |
| JP Morgan (BGI CUSTODY) | 17,591 |
| JP Morgan (BGI CUSTODY) | 17,147 |

| | |
|---|---|
| JP Morgan (BGI CUSTODY) | 78,508 |
| JP Morgan (BGI CUSTODY) | 3,629 |
| JP Morgan (BGI CUSTODY) | 6,597 |
| Midland Bank (HSBC BANK PLC) | 63,116 |
| Northern Trust | 58,730 |
| Northern Trust | 8,985 |
| Northern Trust | 80,307 |
| Northern Trust | 247,331 |
| Northern Trust | 120,586 |
| RC Greig Nominees Limited | 500 |
| RC Greig Nominees Limited | 2,500 |
| RC Greig Nominees Limited a/cAK1 | 6,600 |
| RC Greig Nominees Limited a/cBL1 | 1,500 |
| RC Greig Nominees Limited a/c CM1 | 1,500 |
| RC Greig Nominees Limited GP1 | 2,332 |
| STATE STREET | 12,969 |
| ZEBAN NOMINEES LIMITED | 130,310 |
| Group Holding | 4,024,933 |

5. Number of shares/amount of stock acquired

   n/a

6. Percentage of issued class

   n/a

7. Number of shares/amount of stock disposed

   n/a

8. Percentage of issued class

   n/a

9. Class of security

   Ordinary GBP 0.10 shares

10. Date of transaction

    16 August 2006

11. Date Company informed

    21st August 2006

12. Total following this notification

    4,024,933

13. Total percentage holding of issued class following this notification

    14.36%

14. Any additional information

    Figures are based on shares in issue of 28,021,018

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

    Jenny Owen
    Company Secretary
    01908 525211

Date of Notification 22 August 2006

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a Financial Express and Incisive Media partnership

# Bespak PLC - Holding(s) in Company

Bespak PLC
23 August 2006

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

   Bespak plc

2. Name of shareholder having a major interest

   Barclays plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

| Legal Entity | Holding | Percentage Held |
|---|---|---|
| Barclays Capital Securities Ltd | 282,764 | 1.0091 |
| Gerrard Ltd | 10,100 | 0.0360 |
| Barclays Global Investors Ltd | 1,211,028 | 4.3218 |
| Barclays Funds Ltd | 78,508 | 0.2802 |
| Gerrard Ltd | 4,832 | 0.0172 |
| Barclays Bank plc | 132,175 | 0.4717 |
| Barclays Private Bank Ltd | 130,310 | 0.4650 |
| Woolwich Unit Trust Managers Ltd | 128,735 | 0.4594 |
| Barclays Global Investors Ltd | 2,393,268 | 8.5409 |
| Barclays Life Assurance Co Ltd | 139,971 | 0.4988 |
| Group Holding | 4,511,691 | 16.1011 |

| Registered Holder | Holding |
|---|---|
| Bank of Ireland | 24,258 |
| Bank of Ireland | 46,625 |
| Bank of Ireland | 13, 233 |
| Bank of Ireland Nominees Ltd | 132,175 |
| Bank of New York | 16,750 |
| Bank of New York | 50,559 |
| Bank of New York | 5,554 |
| Barclays Capital Nominees Ltd | 282,764 |
| Chase Nominees Ltd | 12,636 |
| Chase Nominees Ltd | 36,537 |
| Chase Nominees Ltd | 44,739 |
| Chase Nominees Ltd | 47,459 |
| Chase Nominees Ltd | 1,912,988 |
| Chase Nominees Ltd | 144,503 |
| Chase Nominees Ltd | 12,591 |
| Chase Nominees Ltd | 80,892 |
| Chase Nominees Ltd | 7,896 |
| Chase Nominees Ltd | 19,280 |
| Chase Nominees Ltd | 78,632 |
| Citibank | 135,253 |
| HSBC | 1,149 |
| JP Morgan (BGI CUSTODY) | 12,206 |
| JP Morgan (BGI CUSTODY) | 14,498 |
| JP Morgan (BGI CUSTODY) | 48,870 |
| JP Morgan (BGI CUSTODY) | 6,298 |
| JP Morgan (BGI CUSTODY) | 30,923 |
| JP Morgan (BGI CUSTODY) | 178,862 |
| JP Morgan (BGI CUSTODY) | 127,132 |
| JP Morgan (BGI CUSTODY) | 74,994 |

| | |
|---|---|
| JP Morgan (BGI CUSTODY) | 17,591 |
| JP Morgan (BGI CUSTODY) | 17,147 |
| JP Morgan (BGI CUSTODY) | 78,508 |
| JP Morgan (BGI CUSTODY) | 3,629 |
| JP Morgan (BGI CUSTODY) | 6,597 |
| Midland Bank (HSBC BANK PLC) | 72,441 |
| Northern Trust | 66,014 |
| Northern Trust | 8,985 |
| Northern Trust | 101,686 |
| Northern Trust | 247,331 |
| Northern Trust | 133,295 |
| RC Greig Nominees Limited | 500 |
| RC Greig Nominees Limited | 2,500 |
| RC Greig Nominees Limited a/cAK1 | 6,600 |
| RC Greig Nominees Limited a/cBL1 | 1,500 |
| RC Greig Nominees Limited a/c CM1 | 1,500 |
| RC Greig Nominees Limited GP1 | 2,332 |
| STATE STREET | 12,969 |
| ZEBAN NOMINEES LIMITED | 130,310 |
| Group Holding | 4,511,691 |

5. Number of shares/amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares/amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary GBP 0.10 shares

10. Date of transaction

17 August 2006

11. Date Company informed

22nd August 2006

12. Total following this notification

4,511,691

13. Total percentage holding of issued class following this notification

16.1011%

14. Any additional information

Figures are based on shares in issue of 28,021,018

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211

Date of Notification 23 August 2006

# Bespak PLC - Annual Report and Accounts

Bespak PLC
29 August 2006

ANNUAL REPORT AND ACCOUNTS

Bespak plc issued its 2006 Annual Report and Accounts on 29 August 2006. A copy of the document together with the Company's Notice of Annual General Meeting, has been submitted to the UK Listing Authority, and is available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. +44 (0)20 7066 1000

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a Financial Express and Incisive Media partnership

# Bespak PLC - Holding(s) in Company

Bespak PLC
30 August 2006

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

   Bespak plc

2. Name of shareholder having a major interest

   Barclays plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

| Legal Entity | Holding | Percentage Held |
|---|---|---|
| Barclays Bank plc | 1,32,175 | 0.4717 |
| Barclays Capital Securities Ltd | 282,764 | 1.0091 |
| Barclays Funds Limited | 78,508 | 0.2802 |
| Woolwich Unit Trust Managers Ltd | 134,885 | 0.4814 |
| Gerrard Ltd | 4,832 | 0.0172 |
| Barclays Life Assurance Co Ltd | 149,368 | 0.5331 |
| Barclays Global Investors Ltd | 2,763,811 | 9.8633 |
| Barclays Private Bank Ltd | 130,310 | 0.4651 |
| Barclays Global Investors Ltd | 1,229,364 | 4.3873 |
| Gerrard Ltd | 10,100 | 0.0360 |
| Group Holding | 4,916,117 | 17.544 |

| Registered Holder | Holding |
|---|---|
| Bank of Ireland | 24,258 |
| Bank of Ireland | 51,171 |
| Bank of Ireland | 13, 233 |
| Bank of Ireland Nominees Ltd | 132,175 |
| Bank of New York | 20,126 |
| Bank of New York | 50,559 |
| Bank of New York | 5,554 |
| Barclays Capital Nominees Ltd | 282,764 |
| Chase Nominees Ltd | 12,636 |
| Chase Nominees Ltd | 36,537 |
| Chase Nominees Ltd | 50,889 |
| Chase Nominees Ltd | 47,459 |
| Chase Nominees Ltd | 2,283,531 |
| Chase Nominees Ltd | 144,503 |
| Chase Nominees Ltd | 12,591 |
| Chase Nominees Ltd | 80,892 |
| Chase Nominees Ltd | 7,896 |
| Chase Nominees Ltd | 19,280 |
| Chase Nominees Ltd | 78,632 |
| Citibank | 135,253 |
| HSBC | 1,149 |
| JP Morgan (BGI CUSTODY) | 12,206 |
| JP Morgan (BGI CUSTODY) | 54,904 |
| JP Morgan (BGI CUSTODY) | 14,498 |
| JP Morgan (BGI CUSTODY) | 6,298 |
| JP Morgan (BGI CUSTODY) | 34,286 |

| | |
|---|---|
| JP Morgan (BGI CUSTODY) | 178,862 |
| JP Morgan (BGI CUSTODY | 127,132 |
| JP Morgan (BGI CUSTODY | 74,994 |
| JP Morgan (BGI CUSTODY | 17,591 |
| JP Morgan (BGI CUSTODY | 17,147 |
| JP Morgan (BGI CUSTODY | 78,508 |
| JP Morgan (BGI CUSTODY | 3,629 |
| Midland Bank (HSBC BANK PLC) | 82,625 |
| Northern Trust | 66,014 |
| Northern Trust | 8,985 |
| Northern Trust | 101,686 |
| Northern Trust | 247,331 |
| Northern Trust | 140,122 |
| RC Greig Nominees Limited | 2,500 |
| RC Greig Nominees Limited | 500 |
| RC Greig Nominees Limited a/cAK1 | 6,600 |
| RC Greig Nominees Limited a/cBL1 | 1,500 |
| RC Greig Nominees Limited a/c CM1 | 1,500 |
| RC Greig Nominees Limited GP1 | 2,332 |
| STATE STREET | 12,969 |
| ZEBAN NOMINEES LIMITED | 130,310,310 |
| Group Holding | 4,916,117 |

5. Number of shares/amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares/amount of stock disposed

n/a

8. percentage of issued class

n/a

9. Class of security

Ordinary GBP 0.10 shares

10. Date of transaction

23 August

11. Date Company informed

29 August 2006

12. Total following this notification

4,916,117

13. Total percentage holding of issued class following this notification

17.544%

14. Any additional information

Figures are based on shares in issue of 28.021,018

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211

Date of Notification 30 August 2006

# Bespak PLC - Annual Report

Bespak PLC
12 September 2006

Dear Shareholder,

Information supplemental to the Bespak plc 2006 Annual Report and Accounts.

You will recently have received our 2006 Annual Report and Accounts. The information contained in this letter was not included in the Remuneration Report. This information adds to and should be treated as part of that Report and is effective as at 11th July 2006, the date of that Report. It does not deal with any events after that date.

We have added below a copy of a report from the Company's auditors in respect of this supplemental information.

By order of the Board
Jennifer M Owen
Company Secretary
For and on behalf of Bespak plc
7 September 2006

Directors' Benefits

Mark Throdahl receives a pension allowance which is paid by way of additional salary (2005: £81,000). The Company pays contributions to a defined contribution plan in respect of Mr Hopcroft (2005: £32,000).

The Company provides accommodation in the UK for Mr Throdahl in accordance with the terms of his service contract. This represents a taxable benefit and so is included in the figure for other benefits. Mr Throdahl contributes a proportion of the annual rental costs.

Mr Robinson's services are provided via a service company to which the Company pays fees.

Compensation for past directors

The Company provides a pension to the widow of an ex-director of £26,000 per annum in accordance with the terms of the former director's service arrangements. This is an unfunded pension paid out of annual profits.

Directors' share options

| Name | Option Type | Options as at 30 April 2005 | Granted during the year | Lapsed during the year | Options as at 29 April 2006 | Exercise price | Da exer |
|---|---|---|---|---|---|---|---|
| M C Throdahl | 1996 ESOS | 144,859 | - | - | 144,859 | £5.835 | Ju |
| | 1996 CSOS | 5,141 | - | - | 5,141 | £5.835 | Ju |
| | 2002 ESOS | 70,000 | - | - | 70,000 | £4.43 | Se |
| | 2002 ESOS | 35,000 | - | - | 35,000 | £4.43 | Se |
| | 2002 ESOS | 70,000 | - | - | 70,000 | £4.125 | Se |
| | 2002 ESOS | 35,000 | - | - | 35,000 | £4.125 | Se |
| | 2002 ESOS | 68,000 | - | - | 68,000 | £5.09 | Ju |
| | 2002 ESOS | 34,000 | - | - | 34,000 | £5.09 | Ju |
| | 2005 LTIP | - | 24,000 performance shares | - | 24,000 | - | F |
| | 2005 LTIP | - | 72,000 SARs | - | 72,000 | £6.14 | F |
| M P Hopcroft | 2002 ESOS | 33,000 | - | - | 33,000 | £2.975 | D |
| | 2002 ESOS | 17,000 | - | - | 17,000 | £2.975 | D |
| | 2002 ESOS | 48,000 | - | - | 48,000 | £4.125 | S |
| | 2002 ESOS | 24,000 | - | - | 24,000 | £4.125 | S |

| | | | | | | |
|---|---|---|---|---|---|---|
| SAYE | 2,900 | - | - | 2,900 | £3.18 | |
| 2002 ESOS | 39,000 | - | - | 39,000 | £5.09 | J |
| 2002 ESOS | 19,500 | - | - | 19,500 | £5.09 | J |
| 2005 LTIP | - | 27,000 performance shares | - | 27,000 | - | |
| | ------- | ------- | ------ | ------- | | |
| | 645,400 | 123,000 | - | 768,400 | | |

* Performance shares will be transferred automatically to the Director in February 2009, if certain performance criteria have been met. The Director does not choose to exercise the right.

- The closing price of the shares at 29 April 2006 was 575.5 pence (30 April 2005: 517.5 pence). The lowest and highest middle market prices during the year were 480 pence and 662 pence respectively.

- SAYE = Save As You Earn employee share option scheme. These options are not subject to performance conditions as this is an all-employee share scheme governed by specific tax legislation.

- 1996 ESOS & CSOS = 1996 Executive and Company Share Option Scheme as described in the section on Executive Directors' Remuneration.

- 2002 ESOS = 2002 Executive Share Option Scheme as described in the section on Executive Directors' Remuneration.

- 2005 LTIP & Bespak 2005 Long-Term Incentive Plan as described in the section on Executive Directors' Remuneration.

At 29 April 2006, the Company's share ownership trust held no ordinary shares in the Company (30 April 2005: 3,741) for the purposes of satisfying obligations under share option plans for the benefit of the Group's employees.

The Remuneration Report was approved by the Board and signed on its behalf by:
George Meredith
Chairman of the Remuneration Committee
11 July 2006

Independent auditors' report to the members of Bespak plc

We have considered whether the information given in the revised Remuneration Report is consistent with the financial statements for the year ended 29 April 2006. The revised Remuneration Report comprises the above supplementary information and the original Remuneration Report which was approved by the directors on 11 July 2006. The revised Remuneration Report replaces the original Remuneration Report as from 7 September 2006 (the date on which the supplementary information is approved and signed).

As explained in the above supplementary information the Remuneration Report has been revised as at 11 July 2006, the date on which the directors approved the original financial statements and not as at 7 September 2006, the date on which the revised Remuneration Report was approved. Accordingly the revised Remuneration Report does not deal with events between those dates.

As at 11 July 2006 in our opinion the information given in the revised report is consistent with the annual financial statements for the year ended 29 April 2006.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors, Cambridge
7 September 2006

bespak

# *News Release*

**31 August 2006**

## Directorate Change

Bespak plc (LSE:BPK), a leader in speciality medical devices, is pleased to announce the appointment of George Kennedy, to the Board as a non-executive director. George will also become a member of the audit committee.

George, 66, is currently Chairman of E2v plc, Deputy Chairman of Vernalis plc, senior Independent Director of Isotron plc, deputy Chairman of Spacelabs plc and Chairman of Eschmann Limited.

He is a former Chairman of Smiths Industries Medical Group and past Chair of the ABHI. He is currently President of the ABHI. He was awarded the CBE in 1997 for services to Exports and to the Healthcare Industry.

In accordance with Listing Rule 9.6.15, it is confirmed that there are no details to be disclosed pursuant to Listing Rule 9.6.13.

Bespak also announces today the resignation of Jack Cashman and George Meredith as non-executive directors with effect from the close of the Company's Annual General Meeting to be held on 28th September.

John Robinson, Bespak's Chairman commented, "I am delighted to welcome George Kennedy to the Board. His considerable experience of the healthcare industry will be of great benefit to Bespak. I would also like to thank Jack Cashman and George Meredith, who resign due to their other commitments, for their invaluable contributions to the Board over a number of years."


**For further information please contact:**

**Bespak**
Mark Throdahl, Chief Executive — Tel: +44 (0)1908 552600

**Maitland**
Brian Hudspith or Liz Morley — Tel: +44 (0)20 7379 5151


**About Bespak plc**
Bespak, a leader in devices for inhaled drug delivery and anaesthesia, develops delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings. Bespak's product range includes metered dose and dry powder inhalers, actuators, inflation valves, breathing circuits, disposable face masks and laryngeal tubes. The group, which has facilities in King's Lynn and Milton Keynes in the UK and Indianapolis, Indiana and Kent, Ohio, in the US, in quoted on the Official List of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

# Bespak PLC - Director/PDMR Shareholding

Bespak PLC
08 September 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BESPAK PLC

2. State whether the notification relates to:

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH

3. Name of person discharging managerial responsibilities/director

JENNIFER OWEN(PDMR)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF HOLDINGS OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

JENNIFER OWEN

8. State the nature of the transaction

PURCHASE OF ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

   6,265

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

    0.0223%

11. Number of shares, debentures or financial instruments relating to shares disposed

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

    N/A

13. Price per share or value of transaction

    £6.33 PER SHARE

14. Date and place of transaction

    08 SEPTEMBER 2006
    LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    6,265 ORDINARY SHARES (0.223%)

16. Date issuer informed of transaction

    08 SEPTEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

    N/A

18. Period during which or date on which it can be exercised

    N/A

19. Total amount paid (if any) for grant of the option

    N/A

20. Description of shares or debentures involved (class and number)

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

    N/A

22. Total number of shares or debentures over which options held following notification

    N/A

23. Any additional information

    NONE

24. Name of contact and telephone number for queries

    COMPANY SECRETARY

Name and signature of duly authorised officer of issuer responsible for making

notification

JENNY OWEN

Date of notification

08 SEPTEMBER 2006

# Bespak PLC - Blocklisting

Bespak PLC
29 September 2006

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc
2. Name of scheme: Bespak 1996 Savings Related Share Option Scheme
3. Period of return: From 30 March 2006 to 30 September 2006
4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 400,000
5. Number of shares issued/allotted under scheme during period: NIL
6. Balance under scheme not yet issued/allotted at end of period: 400,000
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 400,000 Ordinary on 22 March 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records 28,021,018.

Contact for queries: Jenny Owen
Blackhill Drive,
Featherstone Road,
Wolverton Mill South,
Milton Keynes,
Bucks. MK12 5TS

Name of person making return:
Jenny Owen
Telephone: 01908 525240

For more information on the Bespak Group please visit our Website at www.Bespak.com

# Bespak PLC - Result of AGM

Bespak PLC
28 September 2006

Bespak plc
Result of Annual General Meeting

At today's Annual General Meeting of Bespak plc, a leader in medical devices for inhaled drug delivery and anaesthesia, all resolutions were duly approved.

This information is provided by RNS
The company news service from the London Stock Exchange

# Bespak PLC - AGM Statement

Bespak PLC
28 September 2006

Bespak plc
Annual General Meeting

Bespak plc, a leader in medical devices for inhaled drug delivery and anaesthesia will have its AGM today. John Robinson, Chairman, will say:

'Last year was excellent for Bespak. Revenues increased 17% and operating profit before special items increased 34%. Our core Inhaled Drug Delivery businesses exceeded expectations, production began on the inhaler for Exubera(R), the world's first inhaled insulin, and King Systems was acquired.

'In the current financial year, which began 30 April 2006, trading has been strong across all Bespak's businesses, and King Systems, acquired in December 2005, has been successfully integrated. The withdrawal from the Consumer Dispensers business, announced in August, is proceeding as planned.'

'I am also pleased to welcome Jon Glenn to the Board as Finance Director. Jon joined the Group at the beginning of this month. Bespak now has a strong management team to take the business forward.'

For further information, please contact:

Bespak plc Tel: +44 (0) 1908 525 240
Mark Throdahl - Chief Executive
Jon Glenn - Finance Director

Maitland Tel: +44 (0) 207 379 5151
Brian Hudspith Liz Morley

# Bespak PLC - Director/PDMR Shareholding

Bespak PLC
02 October 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

   Bespak plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section328) of the Companies Act 1985; or (iii) both (i) and (ii)

   (iii)

3. Name of persons discharging managerial responsibilities/director

   Jonathan Glenn

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   In 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   N/A

7. Name of Registered Shareholders and, if more than one, the number of shares held by each of them

   N/A

8. State the nature of the transaction

   N/A

9. Number of shares, debentures or financial instruments relating to shares acquired

   N/A

10. Percentage of Issued Class acquired

    N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

    N/A

12. Percentage of issued class disposed

    N/A

13. Price per share or value of transaction

    N/A

14. Date and Place of transaction

    N/A

15. Total holding following notification and total percentage holding following notification

    N/A

16. Date issues informed of transaction

    N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

    29 September 2006

18. Period or date on which it can be exercised

    29 September 2009 provided the applicable performance criteria have been satisfied.

19. Total amount paid (if any) for grant of option

    Nil

Description of shares or debentures involved (class and number)Grant of 26,000 Performance Shares

20. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

    614.5p

21. Total number of shares or debentures over which options held following notification

    Nil

22. Any additional information

    N/A

23. Name of contact and telephone number for queries

    Jenny Owen tel 01908 525211

Name and signature of duly authorised officer of issuer responsible for aiming notification

Jenny Owen
Company Secretary

1st October 2006
END

# Bespak PLC - Director/PDMR Shareholding

Bespak PLC
20 October 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

   Bespak plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section328) of the Companies Act 1985; or (iii) both (i) and (ii)

   (iii)

3. Name of persons discharging managerial responsibilities/director

   George Kennedy - director

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   In 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   10p ordinary shares

7. Name of Registered Shareholders and, if more than one, the number of shares held by each of them

   George Kennedy

8. State the nature of the transaction

   Share Purchase

9. Number of shares, debentures or financial instruments relating to shares acquired

   Two thousand

10. Percentage of Issued Class acquired

    0.007 per cent

11. Number of shares, debentures or financial instruments relating to shares disposed

    N/A

12. Percentage of issued class disposed

    N/A

13. Price per share or value of transaction

    £6.1625

14. Date and Place of transaction

    London 18 October 2006

15. Total holding following notification and total percentage holding following notification

    2,000 ordinary 10p shares 0.007 per cent

16. Date issues informed of transaction

    20th October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

    N/A

18. Period or date on which it can be exercised

    N/A

19. Total amount paid (if any) for grant of option

    N/A

Description of shares or debentures involved (class and number) Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

20. Total number of shares or debentures over which options held following notification

    Nil

21. Any additional information

    N/A

22. Name of contact and telephone number for queries

    Jenny Owen
    Tel 01908 525211

Name and signature of duly authorised officer of issuer responsible for aiming notification

Jenny Owen
Company Secretary

20th October 2006

# Bespak PLC - Blocklisting

Bespak PLC
23 October 2006

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Savings Related Share Option Scheme

3. Period of return: From 23 April 2006 to 22 October 2006

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 17,272

5. Number of shares issued/allotted under scheme during period: 636

6. Balance under scheme not yet issued/allotted at end of period: 16,636

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 50,000 Ordinary shares on 16 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 28,024,704

Contact for queries: Jenny Owen

Address: Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks. MK12 5TS

Name of person making return: Jenny Owen
Company Secretary

Telephone: 01908 525211

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

This information is provided by RNS
The company news service from the London Stock Exchange

# Bespak PLC - Blocklisting

Bespak PLC
25 October 2006

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Company Share Option Scheme

3. Period of return: From 26 April 2006 to 25 October 2006

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 11,141

5. Number of shares issued/allotted under scheme during period: Nil

6. Balance under scheme not yet issued/allotted at end of period: 11,141

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 50,000 Ordinary shares on 25 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 28,024,704

Contact for queries: Jenny Owen

Address: Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks. MK12 5TS

Name of person making return: Jenny Owen, Company Secretary
Telephone: 01908 525211

For more information on the Bespak Group please visit our Website at www.Bespak.com

# Bespak PLC - Holding(s) in Company

Bespak PLC
06 November 2006

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

   Bespak plc

2. Name of shareholder having a major interest

   Barclays plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

| Legal Entity | Holding | Percentage Held |
|---|---|---|
| Barclays Global Investors | 2,632,369 | 9.3930 |
| Woolwich Unit Trust Managers Ltd | 109,578 | 0.3910 |
| Gerrard Ltd | 8,500 | 0.0303 |
| Barclays Life Assurance Co Ltd | 169,387 | 0.6043 |
| Barclays Bank plc | 97,156 | 0.3467 |
| Barclays Private Bank Ltd | 130,310 | 0.4650 |
| Barclays Capital Securities Ltd | 282,764 | 1.0090 |
| Barclays Global Investors Ltd | 1,244,234 | 4.4393 |
| Barclays Funds Ltd | 78,508 | 0.2801 |
| Gerrard Ltd | 4,080 | 0.0146 |
| Group Holding | 4,756,886 | 16,9633 |

| Registered Holder | Holding |
|---|---|
| Bank of Ireland | 24,258 |
| Bank of Ireland | 51,171 |
| Bank of Ireland | 13, 233 |
| Bank of Ireland Nominees Limited | 97,156 |
| Bank of New York | 20,126 |
| Bank of New York | 50,559 |
| Bank of New York | 5,554 |
| Barclays Capital Nominees Ltd | 282,764 |
| Chase Nominees Ltd | 14,263 |
| Chase Nominees Ltd | 36,537 |
| Chase Nominees Ltd | 25,582 |
| Chase Nominees Ltd | 47,459 |
| Chase Nominees Ltd | 2,173,387 |
| Chase Nominees Ltd | 144,503 |
| Chase Nominees Ltd | 11,699 |
| Chase Nominees Ltd | 100,000 |
| Chase Nominees Ltd | 27,176 |
| Chase Nominees Ltd | 5,288 |
| Chase Nominees Ltd | 78,632 |
| Citibank | 135,253 |
| HSBC | 1,149 |
| JP Morgan (BGI CUSTODY) | 32,225 |
| JP Morgan (BGI CUSTODY) | 69,402 |
| JP Morgan (BGI CUSTODY) | 6,298 |
| JP Morgan (BGI CUSTODY) | 34,286 |
| JP Morgan (BGI CUSTODY) | 151,437 |
| JP Morgan (BGI CUSTODY) | 127,132 |
| JP Morgan (BGI CUSTODY | 74,994 |

| | |
|---|---|
| JP Morgan (BGI CUSTODY | 17,591 |
| JP Morgan (BGI CUSTODY | 21,647 |
| JP Morgan (BGI CUSTODY | 78,508 |
| JP Morgan (BGI CUSTODY | 3,629 |
| Midland Bank (HSBC BANK PLC) | 82,625 |
| Northern Trust | 66,014 |
| Northern Trust | 100,486 |
| Northern Trust | 247,331 |
| Northern Trust | 140,122 |
| RC Greig Nominees Limited a/c CM1 | 500 |
| RC Greig Nominees Limited | 2,500 |
| RC Greig Nominees Limited | 1,030 |
| RC Greig Nominees LimitedGP1 | 550 |
| RC Greig Nominees Limited SA1 | 5,000 |
| RC Greig Nominees Limited a/c AK1 | 1,500 |
| RC Greig Nominees Limited a/cBL1 | 1,500 |
| STATE STREET | 14,520 |
| ZEBAN NOMINEES LIMITED | 130,310 |
| Group Holding | 4,756,886 |

5. Number of shares/amount of stock acquired

   n/a

6. Percentage of issued class

   n/a

7. Number of shares/amount of stock disposed

   n/a

8. Percentage of issued class

   n/a

9. Class of security

   Ordinary GBP 0.10 shares

10. Date of transaction

    1 November 2006

11. Date Company informed

    06 November 2006

12. Total following this notification

    4,756,886

13. Total percentage holding of issued class following this notification

    16.97%

14. Any additional information

    Figures are based on shares in issue of 28.028,004

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

    Jenny Owen
    Company Secretary
    01908 525211

Date of Notification 06 November 2006

This information is provided by RNS
The company news service from the London Stock Exchange

# Bespak PLC - Blocklisting

Bespak PLC
06 November 2006

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 2002 Executive Share Option Scheme

3. Period of return: From 03 May 2006 to 2 November 2006

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period:

   1,000,000 ordinary shares

5. Number of shares issued/allotted under scheme during period: 3500

6. Balance under scheme not yet issued/allotted at end of period: 894,750

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission:

   1,000,000 ordinary on 2nd December 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
28,024,704

Contact for queries: Jenny Owen, Company Secretary
Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Jenny Owen
Telephone: 01908 525211

For more information on the Bespak Group please visit our Website at www.Bespak.com

investegate

a Financial Express and Incisive Media partnership

# Bespak PLC - Trading Statement

Bespak PLC
07 November 2006

7 November 2006

Bespak plc

Strong trading in the 26 weeks to 28 October 2006

Bespak plc ('Bespak'), a leader in devices for inhaled drug delivery and anaesthesia, announces strong trading in all its businesses. The performance in the first half year is ahead of its expectations, and providing there is no change in prevailing market conditions, the Board believes that Bespak will exceed its own expectations for the financial year ending 28 April 2007.

Bespak has two business segments: Inhaled Drug Delivery and Anaesthesia & Respiratory Care.

In Inhaled Drug Delivery, Bespak has continued to benefit from strong demand for the Exubera(R) device to deliver Pfizer's inhaled insulin for the treatment of diabetes, which is in the process of being launched worldwide. As long-term patient uptake and acceptance is still unknown, it is difficult to quantify the sales potential for Exubera(R) beyond the increased production levels necessary to support its launch. Bespak has also enjoyed record sales of its MDI valves.

The Anaesthesia & Respiratory Care segment includes King Systems, which was acquired in December 2005. King Systems continues to perform ahead of plan with sales growing in excess of 10% over the prior year. Part of the consideration for the King Systems acquisition was an earn out based on King Systems achieving an agreed level of EBITDA during the year to December 2006. Subject to final verification by the firm's auditors, the Board believes that the performance of King Systems has resulted in the planned earn out being achieved approximately two months ahead of schedule. King Systems is a leading supplier of disposable breathing circuits, masks and laryngeal tubes, mainly sold to hospitals in the US.

Bespak's closure of its loss-making Consumer Products business, announced on 3rd August, is now substantially complete. The sale of certain assets of the business will reduce the non-recurring charge of closure from the previous guidance given of £3m to below £2.5 million and make the exit modestly cash generative.

Bespak will report its interim results on 18 January 2007.

For further information please contact:

Bespak
Mark Throdahl, Chief Executive Tel: +44 (0)1908 552600
Jon Glenn Group Finance Director

Maitland
Liz Morley Tel: +44 (0)20 7379 5151

Bespak plc is a leader in specialty medical devices, developing delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings.

The company develops and manufactures a range of devices including metered dose inhalers, dry powder devices, actuators, compliance aids, disposable facemasks, breathing circuits and laryngeal tubes. The group holds the 2005 Frost & Sullivan Award for Technology Innovation and has facilities in King's Lynn and

Milton Keynes in the UK, in Indianapolis, Indiana and Kent, Ohio, in the US and in Mumbai, India. Bespak is a public company quoted on the full list of the London Stock Exchange (LSE: BPK).

## Bespak PLC - Price Monitoring Extension

Bespak PLC
07 September 2006

A Price Monitoring Extension has been activated in this security.

A Price Monitoring Extension is activated when the auction matching process would result in an auc
pre-determined percentage above or below the base price. The auction call period is extended for

For details of how base prices are set for each market, please refer to the Guide to Trading Servi
www.londonstockexchange.com

Companies House
Crown Way
Cardiff
CF14 3UZ

November 10th 2006

Dear Sirs,

Re Bespak plc Company Registration Number 406711

I enclose herewith Form 88 (2) being a Return of Allotment of Shares in respect of 33,000 10p ordinary shares in the Company allotted to Martin Hopcroft following his exercise of share options.

Please would you acknowledge receipt by stamping and returning the attached copy of this letter using the stamped addressed envelope also enclosed for this purpose.

Yours faithfully

Jenny Owen
Company Secretary

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

# 88(2)

(Revised 2005)

## Return of Allotment of Shares

Company Number: 406711

Company name in full: BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 09 | 11 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | ORDINARY 10P | | |
| Number allotted | 33,000 | | |
| Nominal value of each share | 10P | | |
| Amount (if any) paid or due on each share (including any share premium) | £2.975 | | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

## Names and addresses of the allottees

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| Name(s): MARTIN HOPCROFT | Class of shares allotted | Number allotted |
| Address: 1 THEPASTURES, EDLESBOROUGH, DINSTABLE. BEDFORDSHIRE | ORDINARY 10P | 33,000 |
| UK Postcode LU6 2HL | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form: x

Signed [signature] Date 10. 11. 06

** A director / secretary / ~~administrator / administrative receiver / receiver /~~ receiver / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

**Contact Details**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


Ms Jenny Owen, Bespak plc, Blackhill Drive, Featherstone Road,

Wolverton Mill South, Milton Keynes Bucks MK12 5TS

Tel 01908 525211

DX number DX exchange

bespak

Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes,
MK12 5TS, England

T: +44 (0) 1908 552600
F: +44 (0) 1908 525260

Companies House
Crown Way
Cardiff
CF14 3UZ

26 September 2006

Dear Sirs,

Re Bespak plc company registration number 406711
I refer to the above company and enclose herewith Form 88 (20 in respect of an allotment of shares to Mr David Billington.

Please would you acknowledge receipt by signing and returning the attached copy of this letter using the stamped addressed envelope also enclosed.

Yours faithfully

Jenny Owen
Company Secretary

THAT with effect from the passing of this resolution, the Articles of Association of the Company are amended by the deletion of Article 148, and replacement of it with the following article:

148 "Indemnity"

148.1 Subject to the provisions of, and so far as may be permitted by, the Statutes but without prejudice to any indemnity to which the person concerned may be otherwise entitled, the Company may indemnify every director, alternate director, auditor, secretary or other officer of the Company entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or the exercise of his powers or otherwise in relation to or in connection with his duties, powers or office including any liability which may attach to him in respect of any negligence, default, breach of duty or breach of trust in relation to anything done or omitted to be done by him as a director, alternate director, auditor, secretary or other officer of the Company.

148.2 The directors may purchase and maintain at the cost of the Company insurance cover for or for the benefit of every director, alternate director, auditor, secretary or other officer of the Company or of any associated company (as defined in the Act) against any liability which may attach to him in respect of any negligence, default, breach of duty or breach of trust by him in relation to the Company (or such associated company) including anything done or omitted to be done or alleged to have been done or omitted to be done by him as a director, alternate director, auditor, secretary or other officer of the Company or any associated company.

148.3 Subject to the provisions of, and as far as may be permitted by , the Statutes, the Company shall be entitled to fund the expenditure of every director, alternate director or other officer of the Company incurred or to be incurred:

148.3.1 In defending any criminal or civil proceedings: or

148.3.2 In connection with any application under sections 144 (3), 144(4) or 727 of the Act.

148.4 For the purposes of this Article 148, "Statutes" shall mean the Act and every other statute, order, regulation, instrument or other subordinate legislation for the time being in force relating to companies and affecting the Company.

**BESPAK plc**

**Minutes of the 47th Annual General Meeting of Bespak plc held at Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 on Thursday 28 September, 2006 at 2.00 pm.**

1. **INTRODUCTION**

The Chairman welcomed shareholders to the Meeting and introduced the Directors.

2. **TRADING STATEMENT**

The Chairman then read out a trading statement which was had been on the morning of the Annual General Meeting.

The Chairman requested that the Notice convening the Meeting be taken as read, which was agreed, and then explained the voting procedure.

3. **RESOLUTION 1: ADOPTION OF ACCOUNTS**

The Report of the Auditors to members was taken as read. The Chairman asked if there were any further questions on the Report and Accounts. There being no questions the Resolution was put to the Meeting and carried unanimously on a show of hanfds.
Proxy votes were received as follows:
17,859,551 in favour
0 against
3,855 gave discretion to the Chairman
0 abstained.

4. **RESOLUTION 2: FINAL DIVIDEND**

The Resolution was put to the Meeting and carried unanimously on a show of hands.
Proxy votes were received as follows:
17,859,551 in favour
0 against
3,855 gave discretion to the Chairman
0 abstained.

5. **RESOLUTION 3: RE-ELECTION OF MR JOHN ROBINSON**

The Resolution was put to the Meeting and carried unanimously on a show of hands.
Proxy votes were received as follows:
17,850,759 were in favour
8,313 against
3,855 gave discretion to the Chairman
479 abstained

6. **RESOLUTION 4: RE-ELECTION OF MR MARK THRODAHL**

The Resolution was put to the Meeting and carried unanimously on a show of hands.
Proxy votes were received as follows:
17,858,759 were in favour
313 against
3,855 agave discretion to the Chairman
479 abstained.

7. **RESOLUTION 5: ELECTION OF MR PAUL BOUGHTON**

The Resolution was put to the Meeting and carried unanimously on a show of hands.
Proxy votes were received as follows:
17,857,659 were in favour
613 against
4,655 gave discretion to the Chairman
479 abstained.

8. **RESOLUTION 6: ELECTION OF MR JONATHAN GLENN**

The Resolution was put to the Meeting and carried unanimously on a show of hands.
Proxy votes were received as follows:
17,849,609 were in favour
8,613 against
3,855 gave discretion to the Chairman
1,329 abstained.

9. **RESOLUTION 7: ELECTION OF DR PETER FELLNER**

The Resolution was put to the Meeting ad carried unanimously on a show of hands.
Proxy votes were received as follows:
17,440,836 were in favour
275,530 against
4,395 gave discretion to the Chairman
142,645 abstained.

10. **RESOLUTION 8: ELECTION OF MR JIM DICK**

The Resolution was put to the Meeting and carried unanimously on a show of hands.
Proxy votes were received as follows:
17,858,219 were in favour
313 against
4,395 gave discretion to the Chairman
479 abstained

11. **RESOLUTION 9: ELECTION OF MR CHRIS BANKS**

The Resolution was put to the Meeting and carried unanimously on a show of hands.
Proxy votes were received as follows:
17,858,219 were in favour
313 against

4,395 gave discretion to the Chairman
479 abstained.

## 12. RESOLUTION 10: REMUNERATION REPORT

The Resolution was then put to the Meeting and carried unanimously on a show of hands.
Proxy votes were received as follows:
17,363,230 were in favour
197,616 against
5,101 gave discretion to the Chairman
297,459 abstained.

## 13. RESOLUTION 11: RE-APPOINTMENT OF AUDITORS

The Resolution was put to the Meeting and carried unanimously on a show of hands.
Proxy votes were received as follows:
17,583,037 were in favour
275,696 against
4,641 gave discretion to the Chairman
32 abstained.

## 14. RESOLUTION 12: SECTION 80 AUTHORITY

The Resolution was put to the Meeting and carried unanimously on a show of hands.
Proxy votes were receives as follows:
17,849,673 were in favour
8,300 against
4,954 gave discretion to the Chairman
479 abstained.

## 15. RESOLUTION 13: DISAPPLICATION OF PRE-EMPTION RIGHTS

The Resolution was put to the Meeting and passed as a Special Resolution.
Proxy votes were received as follows:
17,850,226 were in favour
8,600 against
4,101 gave discretion to the Chairman
479 abstained.

## 16. RESOLUTION 14: MARKET PURCHASE

The Resolution was put to the Meeting and passed as a Special Resolution.
Proxy votes were received as follows:
17,858,713 were in favour
0 against
4,101 gave discretion to the Chairman
592 abstained.

## 17. RESOLUTION 15: AMENDMENT TO ARTICLES OF ASSOCIATION

The Resolution was put to the Meeting and carried unanimously on a show of hands.
Proxy votes were received as follows:
17,583,496 were in favour
275,696 against
4,101 gave discretion to the Chairman
113 abstained.

## 18. CONCLUSION

There being no further business the Chairman declared the formal business of the Meeting closed.

________________________
Chairman

bespak

Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes,
MK12 5TS, England

T: +44 (0) 1908 552600
F: +44 (0) 1908 525260

Companies House
Crown Way
Cardiff
CF14 3UZ

October 18 2006

Dear Sirs

Re Bespak plc Company Number 406711 Annual Return

I return herewith the completed Annual Return for the above company together with our cheque in the3 sum of £30 being the fee thereon and a cd containing the list of shareholders as at 20 September 2006.

I would be grateful if you would kindly acknowledge receipt by stamping and returning the attached copy of this letter using the stamped, addressed envelope enclosed for this purpose.

Yours faithfully

Jenny Owen
Company Secretary

PUB *PH0E0JS7* 369
COMPANIES HOUSE 19/10/2006

The Company Secretary
BESPAK PLC
Blackhill Drive Featherstone
Road Wolverton Mill South
Milton Keynes
Buckinghamshire MK12 5TS

57419-00396

Companies House
for the record

Our Ref 406711/09/28
Date 19th September 2006

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

**2006 Annual Return for Company Number 406711**

Your company's 2006 Annual Return is attached to this letter. It shows the information Companies House held on **15th September 2006** about your company and makes provision for you to enter certain details that are not already held.

**What you should do**

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete section 3 and provide a full list of shareholders or, list of changes to the company shareholders as appropriate
- Complete and sign the Declaration
- **Return the full Annual Return and your shareholder list, if appropriate, with the fee payment.**

**Important dates**

Please make sure that the information you give us:
- Confirms your company's details as at **20th September 2006 the return date**
- Reaches Companies House by **18th October 2006 at the latest**

**Returning the form**

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

**Company no longer required?**

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

**The fee**

**The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return.**



P.T.O

ınies House

for the record
.any Name

PAK PLC

# 363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

ompany Type
**ublic Limited Company**

ɔmpany Number
**6711**

ormation extracted from
mpanies House records on
**th September 2006**

## Section 1: Company details

: 406711/09/28

| | Current details | Amended details |
|---|---|---|
| Registered Office Address *f any of the details are wrong, strike them through and fill in the correct details the "Amended details" olumn.* | **Blackhill Drive Featherstone Road Wolverton Mill South Milton Keynes Buckinghamshire MK12 5TS** | Address<br><br>UK Postcode |
| egister of Members *any of the details are rong, strike them through d fill in the correct details the "Amended details" lumn.* | **Address where the Register is held Capita Registrars The Registry 34 Beckenham Road Beckenham Kent BR3 4TU** | Address<br><br>UK Postcode |
| gister of Debenture lders *ıy of the details are ng, strike them through fill in the correct details e "Amended details" mn.* | **Not Applicable** | Address<br><br>UK Postcode |
| cipal Business ities *of the details are , strike them through l in the correct details "Amended details" n.* | **SIC Code / Description**<br>3310 Mfr medical, orthopaedic etc equip<br>7415 Holding companies incl head offices | **SIC CODE / Description** |

*ase enter additional cipal activity code(s) in ended details" column. notes for guidance for f activity codes.*

:s

MCE

P.

## Section 2: Details of Officers of the Company

| | Current details | Amended details |
|---|---|---|
| **Company Secretary**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Company Secretary must be notified on form 288a.* | **Name**<br>Jennifer Margaret OWEN<br><br>**Address**<br>138 Clarence Road<br>St. Albans<br>Hertfordshire<br>AL1 4NW | Name ______<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address ______<br>______<br>______<br><br>UK Postcode ____ ___<br>Date of change __ / __ / ____<br>Date Jennifer Margaret OWEN ceased to be secretary (if applicable)<br>__ / __ / ____ |
| **Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>John Christopher BANKS<br><br>**Address**<br>Copyhold<br>Lock Lane<br>Partridge Green<br>West Sussex<br>RH13 8EF<br><br>**Date of birth** 04/03/1950<br>**Nationality** British<br>**Occupation** Director | Name ______<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address ______<br>______<br>______<br><br>UK Postcode ____ ___<br>Date of birth __ / __ / ____<br>Nationality ______<br>Occupation ______<br>Date of change __ / __ / ____<br>Date John Christopher BANKS ceased to be director (if applicable)<br>__ / __ / ____ |

Section 2: Details of Officers of the Company (continued)

*/ the details for this ,n are wrong, strike m through and fill in the orrect details in the "Amended details" column.*

*Particulars of a new Director must be notified on form 288a.*

| Current details | Amended details |
|---|---|
| **Name** Paul Victor BOUGHTON | Name ____________ |
| | ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. |
| **Address** 11 Esher Place Avenue Esher Surrey KT10 8PU | Address ____________ ____________ ____________ |
| | UK Postcode _ _ _ _ _ _ _ |
| **Date of birth** 29/09/1955 | Date of birth _ _ / _ _ / _ _ _ _ |
| **Nationality** British | Nationality ____________ |
| **Occupation** Company Director | Occupation ____________ |
| | Date of change _ _ / _ _ / _ _ _ _ |
| | Date Paul Victor BOUGHTON ceased to be director (if applicable) _ _ / _ _ / _ _ _ _ |

**Director**

*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*

*Particulars of a new Director must be notified on form 288a.*

| Current details | Amended details |
|---|---|
| **Name** John Patrick CASHMAN | Name ____________ |
| | ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. |
| **Address** 51 Wellington Road Dublin 4 Eire Ireland | Address ____________ ____________ ____________ |
| | UK Postcode _ _ _ _ _ _ _ |
| **Date of birth** 19/11/1940 | Date of birth _ _ / _ _ / _ _ _ _ |
| **Nationality** Irish | Nationality ____________ |
| **Occupation** Director | Occupation ____________ |
| | Date of change _ _ / _ _ / _ _ _ _ |
| | Date John Patrick CASHMAN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _ |

Section 2: Details of Officers of the Company (continued)

| | Current details | Amended details |
|---|---|---|
| **> Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>James Lawrence DICK<br><br>**Address**<br>Broomhill<br>16A Humber Road<br>North Ferriby<br>North Humberside<br>HU14 3DW<br><br>**Date of birth** 21/10/1952<br><br>**Nationality** British<br><br>**Occupation** Director | Name<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address<br><br>UK Postcode<br>Date of birth __ / __ / ____<br>Nationality<br>Occupation<br>Date of change __ / __ / ____<br>Date James Lawrence DICK ceased to be director (if applicable)<br>__ / __ / ____ |
| **> Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>Dr Peter John FELLNER<br><br>This is a service address for the beneficiary of a Confidentiality Order.<br>**Address**<br>Vernalis Plc, Oakdene Court<br>613 Reading Road<br>Winnersh<br>Berkshire<br>RG41 5UA<br><br>**Date of birth** 31/12/1943<br><br>**Nationality** British<br><br>**Occupation** Company Director | Name<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address<br><br>UK Postcode<br>Date of birth __ / __ / ____<br>Nationality<br>Occupation<br>Date of change __ / __ / ____<br>Date Dr Peter John FELLNER ceased to be director (if applicable)<br>__ / __ / ____ |

Section 2: Details of Officers of the Company (continued)

| Current details | Amended details |
| --- | --- |
| **Name** William George MEREDITH | Name ______ |
| **Address** 8484 Lake Elmo Avenue North<br>Stillwater<br>Minnesota 55082<br>Usa | ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br>Address ______ |
| **Date of birth** 10/09/1943 | UK Postcode |
| **Nationality** American | Date of birth __ / __ / ____ |
| **Occupation** Director | Nationality ______ |
| | Occupation ______ |
| | Date of change __ / __ / ____ |
| | Date William George MEREDITH ceased to be director (if applicable) __ / __ / ____ |

/ the details for this ɔn are wrong, strike m through and fill in the orrect details in the "Amended details" column.

*Particulars of a new Director must be notified on form 288a.*

**Director**

*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*

| Current details | Amended details |
| --- | --- |
| **Name** John Harris ROBINSON | Name ______ |
| **Address** 20 Mill Lane<br>Elloughton<br>Brough<br>East Yorkshire<br>HU15 1JL | ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br>Address ______ |
| **Date of birth** 22/12/1940 | UK Postcode |
| **Nationality** British | Date of birth __ / __ / ____ |
| **Occupation** Director | Nationality ______ |
| | Occupation ______ |
| | Date of change __ / __ / ____ |
| | Date John Harris ROBINSON ceased to be director (if applicable) __ / __ / ____ |

*Particulars of a new Director must be notified on form 288a.*

Company Number - 406711

Section 2: Details of Officers of the Company (continued)

| | Current details | Amended details |
|---|---|---|
| > **Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **Name**<br>Mark Crandall THRODAHL | Name ________ |
| | | ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. |
| | **Address**<br>38 Carteret Road<br>Allendale<br>New Jersey 07401<br>Usa | Address ________ |
| | | UK Postcode |
| | **Date of birth** 30/03/1951 | Date of birth __ / __ / ____ |
| | **Nationality** American | Nationality ________ |
| *Particulars of a new Director must be notified on form 288a.* | **Occupation** Chief Executive | Occupation ________ |
| | | Date of change __ / __ / ____ |
| | | Date Mark Crandall THRODAHL ceased to be director (if applicable)<br>__ / __ / ____ |

Director.

Appointed 26.7.06

JONATHAN GLENN

Appointed 26/7/06

48 HAZEL ROAD
PARK STREET
ST ALBANS
HERTS.
AL2 2AT.

DATE OF BIRTH 13/.11/1968.
NATIONALITY BRITISH.
OCCUPATION FINANCE DIRECTOR

DIRECTOR

Appointed 31.8.06.

GEORGE MACDONALD KENNEDY

BESPAK PLC
BLACKHILL DRIVE
FEATHERSTONE ROAD
WOLVERTON MILL SOUTH
MILTON KEYNES MK12 5TS.

– MR KENNEDY IS THE BENEFICIARY OF A CONFIDENTIALITY ORDER. THIS ADDRESS IS A SERVICE ADDRESS

DATE OF BIRTH 04/08/1940.
NATIONALITY BRITISH.
OCCUPATION COMPANY DIRECTOR.

Appointed 31/08/06

r - 406711

## Section 3: Share Capital

(C)

### Issued share capital details

*Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share

ORDINARY x 10p

Number of shares issued

28,021,~~204~~ 018

Aggregate Nominal Value of issued shares

£28,021,~~204~~ 018

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

28,021,~~204~~ 018

Aggregate Nominal Value of issued shares

£28,021,~~204~~ 018

## st of past and present members *(Tick appropriate box)*

*Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- [ ] There were no changes during the period
- [ ] A list of changes is enclosed
- [x] A full list of members is enclosed

**The last full list of members was received on: 20/09/2005**

**REMEMBER:**

***Changes*** *to shareholder particulars or details of shares transferred to be* ***completed each year***

*A full list of shareholders is required with the first and every third Annual Return thereafter*

*List shareholders in alphabetical order or provide an index*

*List joint shareholders consecutively*

Company Number - 406711

# 363s Annual Return Declaration

Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

## 1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~ / Secretary)

Date 20 / 09 / 2006

*This date must not be earlier than the return date at 2 below*

***What to do now***

*Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.*

## 2. Date of this return

☑ This AR is made up to *20/9/2006*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

*Note: The form must be delivered to CH within 28 days of this date*

## 3. Date of next return

☐ If you wish to change your next return to a date earlier than **20th September 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

## 4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

***Have you enclosed the filing fee with the company number written on the reverse of the cheque?***

## Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: MS. J. M. OWEN

Telephone number *inc code*: 01908 525211

Address:
BLACKHILL DRIVE
FEATHERSTONE ROAD
WOLVERTON MILL SOUTH
MILTON KEYNES.

Postcode: MK12 5TS.

DX number *if applicable*

DX exchange

bespak

Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes,
MK12 5TS, England

T: +44 (0) 1908 552600
F: +44 (0) 1908 525260

Companies House
Crown Way
Cardiff
CF14 3UZ

26 September 2006

Dear Sirs,

Re Bespak plc company registration number 406711
I refer to the above company and enclose herewith Form 88 (20 in respect of an allotment of shares to Mr David Billington.

Please would you acknowledge receipt by signing and returning the attached copy of this letter using the stamped addressed envelope also enclosed.

Yours faithfully

Jenny Owen
Company Secretary

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

# 88(2)

(Revised 2005)

## Return of Allotment of Shares

| | |
|---|---|
| Company Number | 406711 |
| Company name in full | BESPAK PLC |
| | |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 26 | 09 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | ORDINARY 10P | | |
| Number allotted | 186 | | |
| Nominal value of each share | 10P | | |
| Amount (if any) paid or due on each share (including any share premium) | £4.34 | | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

## Names and addresses of the allottees

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| Name(s): DAVID BILLINGTON | Class of shares allotted | Number allotted |
| Address: 5 LITTLE PARK, BOVINGDON, HEMEL HEMPSTEAD, HERTFORDSHIRE | ORDINARY 10P | 186 |
| UK Postcode H P 3 0 J B | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

**Signed** ______________________ **Date** ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

**Contact Details**
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

| |
|---|
| MISS JENNY OWEN, BESPAK PLC, BLACKHILL DRIVE |
| FEATHERSTONE ROAD, WOLVERTON MILL SOUTH |
| MILTON KEYNES MK12 5TS Tel 01908 525211 |
| DX number DX exchange |

Companies House
Crown Way
Cardiff
CF14 3UZ

June 14th 2006

Dear Sirs,

re **Bespak PLC Company number 406711**

I refer to the above company and enclose herewith form 288a in respect of the appointment of a new director of the company.

Please acknowledge receipt by stamping and returning the attached copy of this letter to indicate safe receipt. I enclose a stamped addressed envelope for this purpose.

Yours faithfully,

Jennifer M Owen
Company Secretary and General Counsel

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

# 288a

## APPOINTMENT of director or secretary

*(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))*

**Company Number** 406711

**Company Name in full** BESPAK PLC

| | Day | Month | Year |
|---|---|---|---|
| Date of appointment | 01 | 06 | 2006 |
| †Date of Birth | 29 | 09 | 1955 |

**Appointment form**

Appointment as director [X] as secretary [ ]

*Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: MR. *Honours etc:

Forename(s): PAUL VICTOR

Surname: BOUGHTON.

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 11 ESHER PLACE AVENUE

Post town: ESHER Postcode: KT10 8PU

County / Region: SURREY Country: ENGLAND

†Nationality: ENGLISH †Business occupation: COMPANY DIRECTOR

†Other directorships (additional space overleaf): RAYMARINE PLC; GOM MARINE SERVICES LTD

I consent to act as ** director / ~~secretary~~ of the above named company

**Consent signature** [signature] **Date** 14.06.2006

* Voluntary details.
† Directors only.
**Delete as appropriate

**A director, secretary etc must sign the form below.**

**Signed** J. M. Owen **Date** 14.06.2006

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

MS. J. M. OWEN. BESPAK PLC, BLACKHILL DRIVE
FEATHERSTONE ROAD, WOLVERTON MILL SOUTH
MILTON KEYNES MK12 5TS Tel 01908 525211
DX number DX exchange

Companies House receipt date barcode

*This form has been provided free of charge by Companies House*

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

**Company Number** | 406711

† Directors only.

†Other directorships

ESHER PLACE RESIDENTS LIMITED

PREVIOUS ; SPECTRIS PLC ; LONDON BRIDGE

SOFTWARE HOLDINGS PLC

**NOTES**

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

**Other directorships.**

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
Crown Way
Cardiff
CF14 3NZ

7th August 2006

Dear Sirs,

Re Company Number 406711 Bespak PLC

I refer to the above company and enclose herewith Form 88(2). Please would you acknowledge receipt by stamping and returning the attached copy of this letter using the stamped addressed envelope enclosed for this purpose.
Yours faithfully

Jenny Owen
Company Secretary and Group Counsel.

## Names and addresses of the allottees

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| Name(s) MRS PAMELA LONSDALE.<br>Address 25 GRAFTON ROAD<br>REFFLEY ESTATE<br>KINGS LYNN UK Postcode PE30 3HA. | Class of shares allotted<br>ORDINARY 10p | Number allotted<br>450. |
| Name(s)<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name(s)<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name(s)<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name(s)<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form —

Signed J. M. Owen Date 7. 8. 06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~.

** Please delete as appropriate

**Contact Details**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

| |
|---|
| MISS J. M. OWEN. c/o BESPAK PLC |
| BLACKHILL DRIVE, FEATHERSTONE ROAD, WOLVERTON MILL SOUTH, MILTON KEYNES |
| MK12 5TS. Tel 01908 525211 |
| DX number DX exchange |

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

# 88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 406711

Company name in full: BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From | | | To | | |
|---|---|---|---|---|---|---|
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | Day | Month | Year | Day | Month | Year |
| | 07 | 08 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | ORDINARY | | |
| Number allotted | 450. | | |
| Nominal value of each share | 10p. | | |
| Amount (if any) paid or due on each share (including any share premium) | £3.18. | | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

**6espak plc**

**Annual Information Update**

In accordance with Prospectus Rule 5.2, the following information has been published or made available to the public in the 12 months up to and including 18 August 2006.

The following announcements have been made via RNS, a Regulatory Information Service.

| Date of Announcement | Regulatory Headline |
|---|---|
| 25 August 2005 | Financial Calendar |
| 8 September 2005 | AGM statement |
| 9 September 2005 | Result of AGM |
| 30 September 2005 | Blocklisting Interim Review |
| 4 October 2005 | New Company Secretary |
| 11 October 2005 | Share Incentive Plan |
| 14 October 2005 | Exubera Update |
| 24 October 2005 | Block listing interim review |
| 26 October 2005 | Block listing interim review |
| 8 November 2005 | Share Incentive Plan |
| 14 November 2005 | Peter Fellner Appointment |
| 14 November 2005 | Trading Statement |
| 2 December 2005 | Additional Listing |
| 6 December 2005 | Posting of Circular |
| 6 December 2005 | Proposed Acquisition |
| 8 December 2005 | Director/PDMR Holding |
| 22 December 2005 | Result of EGM |
| 23 December 2005 | Acquisition and Blocklisting |
| 4 January 2006 | Notification of shares |
| 4 January 2006 | Notification of shares |
| 4 January 2006 | Notice of Results |
| 6 January 2006 | Holding(s) in Company |
| 10 January 2006 | Director/PDMR Holding |
| 13 January 2006 | Adoption of IFRS |
| 18 January 2006 | Interim Results |
| 24 January 2006 | Blocklisting Return |
| 27 January 2006 | Director/PDMR Holding |
| 27 January 2006 | Exubera Regulatory Approval |
| 30 January 2006 | Exubera Approval in US |
| 6 February 2006 | Director/PDMR Holding |
| 9 March 2006 | Company Secretary Change |
| 14 March 2006 | Director Share Purchase |
| 27 March 2006 | Director/PDMR Shareholding |

| | |
|---|---|
| 30 March 2006 | Block Listing Review |
| 4 April 2006 | Holding(s) in Company |
| 19 April 2006 | Holding(s) in Company |
| 24 April 2006 | Blocklisting Review |
| 25 April 2006 | Blocklisting Review |
| 26 April 2006 | Board Changes |
| 26 April 2006 | Director Share Purchase |
| 2 May 2006 | Director/PDMR Shareholding |
| 2 May 2006 | Blocklisting Review |
| 10 May 2006 | PDMR Shareholding |
| 11 May 2006 | Holding(s) in Company |
| 12 May 2006 | Director/PDMR Shareholding |
| 22 May 2006 | Holding(s) in Company |
| 30 May 2006 | Holding(s) in Company |
| 2 June 2006 | Directorate Change |
| 20 June 2006 | Facility Visit |
| 28 June 2006 | Holding(s) in Company |
| 30 June 2006 | Holding(s) in Company |
| 12 July 2006 | Final Results |
| 13 July 2006 | Director/PDMR Shareholding |
| 14 July 2006 | Holding(s) in Company |
| 25 July 2006 | Blocklisting Review |
| 27 July 2006 | Change of Director |
| 28 July 2006 | Holding(s) in Company |
| 3 August 2006 | Close of HPC Business |
| 4 August 2006 | Director/PDMR Shareholding |
| 11 August | Holding(s) in Company |

In accordance with the provisions of Article 27.3 of the Prospectus Directive Regulation, we confirm that to the best of our knowledge, information relating to "Holdings in Company", "Directors' Shareholdings" and "Director/PDMR Shareholdings" is up to date at the date of this announcement but it is acknowledged that such disclosures may, at any time, become out of date, due to changing circumstances.

Details of all regulatory announcements for Bespak plc can be found on the prices page of the London Stock Exchange website at www.londonstockexchange.com and any related documents are available at the UKLA's Document Viewing Facility, Financial Services Authority, 25 The Colonnade, Canary Wharf, London E14 5HS.

The Company has also made the following filings with Companies House:

| Date of Filing | Document filed |
|---|---|
| 9 September 2005 | Resignation of Director |
| 15 September 2005 | Return of Allotment of Shares |

| | |
|---|---|
| 15 September 2005 | Return of Allotment of Shares |
| 15 September 2005 | Return of Allotment of Shares |
| 15 September 2005 | Return of Allotment of Shares |
| 23 September 2005 | Return of Allotment of Shares |
| 26 September 2005 | Annual Return |
| 30 September 2005 | Appointment of Company Secretary |
| 30 September 2005 | Resignation of Company Secretary |
| 1 November 2005 | Return of Allotment of Shares |
| 4 November 2005 | Return of Allotment of Shares |
| 17 November 2005 | Appointment of Director |
| 14 December 2005 | Return of Allotment of Shares |
| 9 January 2006 | Return of Allotment of Shares |
| 27 January 2006 | Return of Allotment of Shares |
| 28 January 2006 | Return of Allotment of Shares |
| 30 January 2006 | Appointment of Director |
| 6 February 2006 | Return of Allotment of Shares |
| 8 March 2006 | Return of Allotment of Shares |
| 21 March 2006 | Appointment of Company Secretary |
| 21 March 2006 | Resignation of Company Secretary |
| 11 May 2006 | Return of Allotment of Shares |
| 14 June 2006 | Appointment of Director |
| 16 June 2006 | Resignation of Director |
| 16 June 2006 | Appointment of Director |
| 11 August | Resignation of Director |
| | |
| | |

Copies of these documents can be obtained from Companies House or through Companies House Direct at www.direct.companieshouse.gov.uk

Further information is available regarding the Company and its activities on its website at www.bespak.com.

The Bespak plc Annual Report 2005 and the AGM circular was filed with the UKLA Document Viewing Facility on 15 August 2005 and can also be found on the Company's website or on application to the Company Secretary. The Bespak plc Annual Report 2006 and AGM Circular will be posted on or about 25th August 2006 and will also be posted on the Company's website and will be available from the Company Secretary upon application.

Jenny Owen
Company Secretary
01908 525211

18 August 2006

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

# 288a

## APPOINTMENT of director or secretary

**(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))**

**Company Number** 406711

**Company Name in full** BESPAK PLC

| | Day | Month | Year |
|---|---|---|---|
| Date of appointment | 29 | 08 | 2006 |
| †Date of Birth | 04 | 08 | 1940 |

**Appointment form**

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title MR *Honours etc CBE.

Forename(s) GEORGE MACDONALD

Surname KENNEDY.

Previous Forename(s) — Previous Surname(s) —

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

†† Usual residential address BESPAK PLC

Post town MILTON KEYNES Postcode MK12 5TS

County / Region Country

†Nationality BRITISH †Business occupation DIRECTOR

†Other directorships (additional space overleaf) E2V PLC. / VERNALIS PLC / ISOTRON PLC

I consent to act as ** director / ~~secretary~~ of the above named company

**Consent signature** [signature] **Date** 29 Aug 2006

* Voluntary details.
† Directors only.
**Delete as appropriate

**A director, secretary etc must sign the form below.**

**Signed** [signature] **Date** 7 September 2006

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

JENNY OWEN, COMPANY SECRETARY
BESPAK PLC. BLACKHILL DRIVE, FEATHERSTONE ROAD, WOLVERTON MILL SOUTH. MILTON KEYNES BUCKS.
MK12 5TS Tel 01908 525211.
DX number DX exchange

Companies House receipt date barcode

*This form has been provided free of charge by Companies House*

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

**Company Number** 406711

directors only. †Other directorships

| |
|---|
| SPACELABS PLC / ESCHMANN HOLDINGS LTD |
| CARCLO PLC RESIGNED 31/12/2005. |
| |
| |
| |

**NOTES**

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) *except:*

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

**Other directorships.**

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
— for the record —

# 288a

## APPOINTMENT of director or secretary

***(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))***

***Please complete in typescript, or in bold black capitals.***

**CHWP000**

**Company Number** 406711

**Company Name in full** BESPAK PLC

| | Day | Month | Year | | Day | Month | Year |
|---|---|---|---|---|---|---|---|
| Date of appointment | 11 | 09 | 2006 | †Date of Birth | 13 | 11 | 1968 |

**Appointment form**

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title MR *Honours etc

Forename(s) JONATHAN

Surname GLENN

Previous Forename(s) Previous Surname(s)

†† Usual residential address 42 HAZEL ROAD, PARK STREET,

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town ST ALBANS Postcode AL2 2AY

County / Region HERTS Country ENGLAND

†Nationality BRITISH †Business occupation

†Other directorships (additional space overleaf)

I consent to act as ** director / secretary of the above named company

**Consent signature** [signature] **Date** 11.09.2006

* Voluntary details.
† Directors only.
**Delete as appropriate

**A director, secretary etc must sign the form below.**

**Signed** [signature] **Date** 11.09.2006.

(**~~a director~~ / secretary / ~~administrator~~ / ~~administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Miss J M Owen, Bespak plc, Blackhill Drive, Featherstone Road, Wolverto
Mill South, Milton Keynes, MK12 5TS
Tel 01908 525211
DX number DX exchange

Companies House receipt date barcode

***This form has been provided free of charge by Companies House***

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

**Company Number** 406711

† Directors only.

†Other directorships

| |
|---|
| |
| |
| |
| |
| |

**NOTES**

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

**Other directorships.**

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
— for the record —

# 288b

## Terminating appointment as director or secretary

***(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))***

***Please complete in typescript, or in bold black capitals.***

CHWP000

**Company Number** 406711

**Company Name in full** BESPAK PLC

| | Day | Month | Year |
|---|---|---|---|
| Date of termination of appointment | 26 | 07 | 2006 |

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

**NAME** *Style / Title MR *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) MARTIN PETER

Surname HOPCROFT.

| | Day | Month | Year |
|---|---|---|---|
| †Date of Birth | 17 | 08 | 1960 |

**A serving director, secretary etc must sign the form below.**

**Signed** J. M. Orme. **Date** 31. 7. 06.

(** serving director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MR. JENNY OWEN. BESPAK PLC, BLACKHILL DRIVE, FEATHERSTONE ROAD, WOLVERTON MILL SOUTH, MILTON KEYNES, BUCKS MK12 5TS. Tel 01908 525211

DX number DX exchange

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form revised 10/03